                    U. S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 AMENDMENT NO. 1
                                       to
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                      THE ROSE GROUP CORPORATION OF NEVADA
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                 (Name of Small Business Issuer in Its Charter)


           NEVADA                                         59-3575972
----------------------------------------               -------------------
     (State or Other Jurisdiction of                   (I.R.S. Employer
      Incorporation or Organization)                   Identification No.)

      1535 NORTHGATE BOULEVARD                                34234
----------------------------------------               -------------------
(Address of Principal Executive Offices)                    (Zip Code)


                                 (941) 359-1795
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                           (Issuer's Telephone Number)


Securities to be registered under Section 12(b) of the Act:

          Title of Each Class                 Name of Each Exchange on Which
          to be so Registered                  Each Class is to be Registered
          -------------------                 -------------------------------


            NOT APPLICABLE
--------------------------------              -------------------------------

--------------------------------              -------------------------------


Securities to be registered under Section 12(g) of the Act:


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
-------------------------------------------------------------------------------
                                (Title of Class)


-------------------------------------------------------------------------------
                                (Title of Class)

                           FORWARD-LOOKING STATEMENTS

              THIS REGISTRATION STATEMENT ON FORM 10-SB (THIS "REGISTRATION STATEMENT") CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, INCLUDING, WITHOUT LIMITATION, STATEMENTS REGARDING THE GROWTH STRATEGIES OF THE ROSE GROUP CORPORATION OF NEVADA (THE "COMPANY") AND ANTICIPATED TRENDS IN THE BUSINESS AND DEMOGRAPHICS OF THE COMPANY. THE COMPANY, A DEVELOPMENT STAGE COMPANY, CAUTIONS READERS THAT CERTAIN FACTORS AND UNCERTAINTIES MAY AFFECT THE COMPANY'S ACTUAL RESULTS AND COULD CAUSE SUCH RESULTS TO DIFFER MATERIALLY FROM ANY FORWARD-LOOKING STATEMENTS THAT MAY BE DEEMED TO HAVE BEEN MADE IN THIS REGISTRATION STATEMENT OR THAT ARE OTHERWISE MADE BY OR ON BEHALF OF THE COMPANY. FOR THIS PURPOSE, ANY STATEMENTS CONTAINED IN THIS REGISTRATION STATEMENT THAT ARE NOT STATEMENTS OF HISTORICAL FACT MAY BE DEEMED TO BE FORWARD-LOOKING STATEMENTS. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, WORDS SUCH AS "MAY", "EXPECT", "BELIEVE", "ANTICIPATE", "INTEND", "COULD", "ESTIMATE" OR "PLANS" OR THE NEGATIVE OR OTHER VARIATIONS THEREOF OR COMPARABLE TERMINOLOGY ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS.

              THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE BASED LARGELY ON THE COMPANY'S EXPECTATIONS AND ARE SUBJECT TO A NUMBER OF FACTORS AND UNCERTAINTIES. FACTORS THAT MAY AFFECT THE COMPANY'S RESULTS INCLUDE, BUT ARE NOT LIMITED TO, THE COMPANY'S LIMITED OPERATING HISTORY, ITS ABILITY TO PRODUCE ADDITIONAL PRODUCTS AND SERVICES, ITS DEPENDENCE ON KEY PERSONNEL, MARKET ACCEPTANCE, ITS NEED FOR ADDITIONAL FINANCING AND COMPETITION FROM ITS COMPETITORS. ANY FORWARD-LOOKING STATEMENTS CONTAINED HEREIN SHOULD BE EVALUATED IN LIGHT OF THE ABOVE FACTORS, AS WELL AS THE FACTORS AND UNCERTAINTIES DESCRIBED ELSEWHERE IN THIS REGISTRATION STATEMENT.

                                TABLE OF CONTENTS




                                     PART I


                                                                                                                 PAGE


   ITEM 1.     DESCRIPTION OF BUSINESS............................................................................  1
   ITEM 2.     MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION..........................................  9
   ITEM 3.     DESCRIPTION OF PROPERTY...........................................................................  13
   ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT....................................  13
   ITEM 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS......................................  15
   ITEM 6.     EXECUTIVE COMPENSATION............................................................................  17
   ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS....................................................  18
   ITEM 8.     DESCRIPTION OF SECURITIES.........................................................................  18



                                                      PART II


   ITEM 1.     MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
               EQUITY AND OTHER SHAREHOLDER MATTERS..............................................................  21
   ITEM 2.     LEGAL PROCEEDINGS.................................................................................  21
   ITEM 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.....................................................  22
   ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES...........................................................  22
   ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS.........................................................  25



                                                     PART F/S


   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS....................................................................  27



                                                     PART III


   INDEX TO AND DESCRIPTION OF EXHIBITS..........................................................................  28


   SIGNATURES  ..................................................................................................  32



                                     PART I


              The Company is filing this Registration Statement on a voluntary basis in order to facilitate the Company's Common Stock being quoted on the National Association of Securities Dealers, Inc. Over-the-Counter ("OTC") Bulletin Board.

ITEM 1.       DESCRIPTION OF BUSINESS.

              ORGANIZATION AND ACQUISITION ACTIVITIES. The Rose Group Corporation of Nevada (the "Company") was originally organized as Vascular International of Nevada, Inc. ("Vascular") by the filing of Articles of Incorporation with the Secretary of State of the State of Nevada on February 13, 1996. Vascular was a development stage company which owned certain medical technology related to synthetic vascular implants and developed and marketed such medical technology together with related products and software. Vascular had very limited operations and generated minimal revenues. Pursuant to an Exchange of Stock Agreement and Plan of Reorganization, dated as of December 15, 1997, Vascular acquired The Rose Group Corporation ("Rose Group Delaware"), a privately held Delaware subchapter S corporation which was in the business of manufacturing and selling prenatal and postpartum products. Concurrently with the closing of the acquisition, Vascular changed its name to "The Rose Group Corporation of Nevada" and also changed its principal business and management to reflect the operations of Rose Group Delaware. As a consequence of the above transaction, effective March 13, 1997, the Company became the holding company of its wholly-owned operating subsidiary, Rose Group Delaware. In February 1998, the Company terminated the subchapter S corporation status of Rose Group Delaware. In order to facilitate expansion of its E-Commerce business, on April 29, 1999, the Company incorporated another wholly-owned subsidiary, Rosebaby.com of Utah, Inc. ("Rosebaby").

              The Company is a development stage enterprise which is devoting a substantial portion of its efforts to establishing a new business. Since its inception, the Company's operations have required, rather than provided, cash and the Company has incurred operating losses. There is no assurance that the losses will not continue or that the Company will become profitable in the future.

              The Company is authorized to issue 50,000,000 shares of common stock, par value $.001 per share (the "Common Stock"), of which 6,865,231 shares are currently issued and outstanding (108,698 of such shares are held in treasury), and 2,000,000 shares of Class A preferred stock, par value $.001 per share (the "Preferred Stock"), of which no shares are currently issued and outstanding.

              GOING CONCERN QUALIFICATION. As noted in the Company's financial statements, the presence of operating losses, negative working capital and stockholders' deficit raise substantial doubt as to the Company's ability to continue as a going concern. The Company's ability to continue as a going concern will be questionable until such time as it is able to generate sufficient revenues in excess of its expenses to sustain its normal business activity. Until that time, the Company will depend on its ability to raise additional capital through either loans or equity offerings, as more fully described elsewhere in this Registration Statement.

              BUSINESS STRATEGY. Management of the Company plans to continue to develop the Company as a healthcare/selfcare manufacturer/wholesaler, mass market seller to retail outlets and direct seller to consumers through Internet E-Commerce facilities (rosebaby.com) of prenatal and postpartum products and related consulting services which are marketed under the nationally known trademark and brand name "Lamaze" and the brand name "The Natural Choice". The Company also intends to market other brands of prenatal and postpartum products as well as products for babies through Internet sales.

              The Company plans to establish marketing strength primarily through its relationship with Lamaze from AMI, Inc. ("LAMI"). The Company is currently permitted to use the "Lamaze" brand name on various maternity support hose and nursing shawl products which it markets and the Company intends to seek approval from LAMI to use the "Lamaze" brand name on additional products in the future. The Lamaze brand name provides immediate recognition and acceptance by the consumer. The Company anticipates reaching a projected 2,500,000 expectant mothers as well as family members who attend Lamaze classes each year. It is estimated that approximately 150,000 Lamaze classes are taught each year. The expectant mothers and fathers who attend such classes will be the target market for the Company. The plan is to invite expectant mothers and other members of the family who are participants in the Lamaze method of childbirth and childcare to visit the Company's website, rosebaby.com, to review the various products that will be offered on an E-Commerce basis. The existence of the Company's website also is contemplated to be highlighted by distribution through nurses and lactation consultants of the Company's rosebaby.com/Lamaze products brochure, a brochure which has been developed by the Company and approved by LAMI and Lamaze International. The distribution of this brochure will enable the targeted consumer market to easily locate the variety of prenatal and postpartum products to be offered by the Company.

              It is anticipated that copies of the Company's rosebaby.com/Lamaze products brochure will be distributed to 11,000 certified childbirth educators in the United States, 7,000 maternity nurses in hospitals throughout the country and an additional 5,000 Spanish-speaking childbirth educators. In total, the Company intends to distribute 25 copies of its rosebaby.com/Lamaze products brochure to each of the educators and nurses described above. In addition, the Company also intends to be an advertiser in LAMAZE PARENTS MAGAZINE and LAMAZE BABY MAGAZINE which will be handed out and/or mailed to all Lamaze classroom attendees. The Company does not believe that the recently announced sale by Lamaze International of Lamaze Publishing, which publishes magazines and videos under the Lamaze label, will adversely effect its program to be an advertiser in the various Lamaze magazines. Rather, the Company intends to work with the new publisher to determine what synergy there can be to increase recognition of the rosebaby.com website as a source of high quality, specialty maternity/new baby products.

              Additionally, during the next twelve months, the Company's plan of operation is to look to further expansion on the World Wide Web, through its website, rosebaby.com. Based on data compiled in the August 16-23, 1999 issue of The Industry Standard, there are currently approximately 40,000,000 potential customers on the World Wide Web each week. Of those approximately 40,000,000 potential customers, research data indicates approximately 38% or approximately 16,600,000 visitors are women between the ages of 18 and 49 which the Company believes will be the target market for its products. The Company believes that the World Wide Web will become the major resource for the Company's future growth and expansion.

              Accordingly, the Company's primary current focus is on developing a sophisticated website for the maternity/new baby market. Management will incorporate an on-line ordering service and offer a secured website to increase the Company's on-line E-Commerce. To facilitate the on-line ordering process, the Company, acting through it wholly owned subsidiary Rosebaby, has applied for and established accounts with the following credit facilities: American Express, Visa and MasterCard. The Company intends to develop other marketing concepts such as discount coupons, promotional telephone cards and the establishment of a program tentatively identified as "Rosebaby Associates" which will source professional services through the Company's website to the Company's customers.

              The Company also plans to seek Fortune 1000 company sponsors for its website such as car, camcorder, and diaper manufacturers, as well as banking facilities. The Company believes that it will be able to attract these companies as sponsors for its website because many of these companies are currently sponsors for websites that sell competing products or websites that sell products targeted to the same market as the Company products are targeted. It is anticipated that as the Company develops its target market of new mothers/babies it will develop an array of sponsors who will pay for the privilege of reaching the same targeted consumer market, which is the strategic business goal of the Company.

              SELFCARE/HEALTHCARE, PRENATAL AND POSTPARTUM PRODUCTS. The Company's primary business is to be a healthcare/selfcare manufacturer/ wholesaler, mass market seller to retail outlets and direct seller to consumers through Internet E-Commerce facilities (rosebaby.com) of prenatal/maternity products, postpartum/mother and baby products and related lactation consulting services, specializing in fulfilling the needs of expectant and breastfeeding women as well as infant needs. The principal products marketed by the Company are various types of breast pads, breast shells, pad holders, nursing shawls, nursing pillows, foot rests, breast pumps, lumbar supports, maternity support hose, support garments and other related products. All of these products are currently marketed under the brand name "The Natural Choice", with the exception of the maternity support hose and the nursing shawls which are marketed under the brand name "Lamaze". "The Natural Choice" is a brand name which the Company acquired from a previous competitor in 1997. The Company does not have a registered trademark on the name, but given its frequent usage of the name on its products, the Company believes that it has trademark protection rights for the brand name under federal and state law.

              BUSINESS DIVISIONS OF THE COMPANY. The Company has organized itself into three main divisions each of which supplements the activities of the others. Those divisions can be described as follows:

        E-COMMERCE DIVISION:

              By way of an agreement with Sun Remarketing, Inc. of Smithfield, Utah ("Sun Remarketing"), an Internet designer of E-Commerce websites, which has experience in the processing and fulfillment of orders placed through the Internet, the Company is allocating and focusing a substantial portion of its resources on Internet sales of its prenatal and postpartum products. Sun Remarketing is receiving $5,000 per month for the months of July, August and September, 1999, in addition to share issuances, as compensation for its development services. See "Recent Sales of Unregistered Securities". Upon finalizing the website development, the Company plans to duplicate the technical system so that it may operate and utilize same directly from its main facility. The Company expects that its website will be its primary source of revenue for the years 2000 and 2001. For the first full year of Internet operations, the Company anticipates that it will achieve a five percent penetration of the potential annual market of 2,500,000 expectant and breastfeeding mothers who attend Lamaze class and can utilize Internet facilities and/or the Company's toll free order number (1-87-rosebaby). Although the Company believes that a five percent market penetration of Lamaze class attendees is reasonable based upon its internal market research and the prior experience of its management team, no assurance can be given, however, that such level of market penetration will be realized. The Company is currently developing the rosebaby.com internet website and anticipates that the it will be fully operational by October 1st of this year. The rosebaby.com website will be operated by personnel assigned to the Company's separate wholly-owned subsidiary, Rosebaby. The E-Commerce Division will market the Company's products and services directly to its targeted consumer base, expectant and new mothers and other family members. The division has not yet engaged in commercial activities, but is anticipated to have revenues by the fourth quarter of 1999.

        MASS MERCHANT DIVISION:

              Presently, the Mass Merchant Division designs, develops, markets and distributes nursing breast pads, nursing breast pad holders, nursing foot rests, nursing breast pillows, breast milk refrigeration bags, manual breast pumps, nursing breast shells, nursing privacy shawls and maternity compression hose. The above products are marketed through the Company's sales representatives to retail outlets such as Target Stores, Babies-R-Us, Eckerd Drug, and others, as well as to various food and drug chains and specialty stores, located primarily in the United States. Such products are generally distributed or shipped to the mass merchant customers from the Company's main facility in Sarasota, Florida. Currently, the Company has not entered into any marketing, distribution or supply agreements.

              In the future, the Company plans to expand its mass merchant sales force and offer additional products to its mass merchant customers, such as infant layette products. To that end, the Company is presently seeking the approval of LAMI to use the "Lamaze" brand name on such additional products. In addition, the Company plans to develop and market a rosebaby.com brand line for sale in upscale department and specialty stores. The Company anticipates that the rosebaby.com brand line may include the following products: diaper cover sheets, pull-up shirts, snap-side shirts, receiving blankets, training pants, bibs, wash cloths and hooded towels, and that such products will be distributed in the same manner as those currently offered by the Mass Merchant Division.

              The Mass Merchant Division is the only division currently generating revenues for the Company. See "Financial Statements".

        CORPORATE DIVISION:

              While still in the development stage, it is intended that the Corporate Division will market and consult directly to Fortune 1000 companies and government facilities to offer "Turnkey Services" to help such organizations establish acceptable, attractive and clean on-site nursing facilities to accommodate nursing mothers while employed with those organizations. The services contemplated to be offered by the Corporate Division include a national lactation consultant hotline for employees of subscribing companies and monthly support services for the corporate human resources department. This division has not yet engaged in commercial activities, but is anticipated to have revenues by the first quarter of 2000.

              Enactment of certain pending federal legislation may be a significant incentive for companies to utilize the consulting expertise and products of the Company. Particularly, The Breastfeeding Promotion and Employers' Tax Incentive Act of 1999 (HR 1163) was introduced to Congress during the 1999 legislative session. This bill encourages employers to set up a safe, private and sanitary environment for women to express or pump breast milk by providing a tax credit for employers who set up a lactation location, purchase or rent lactation related equipment, hire a lactation consultant or otherwise promote a lactation friendly environment. This bill was referred to the House Ways and Means Committee on May 17, 1999 where it is still currently pending. No assurance can be given that such legislation will be enacted.

              AGREEMENT WITH LAMAZE. The Company has entered into an exclusive agreement which extends through December 31, 2001, (the "Lamaze Agreement") with Lamaze from AMI, Inc. ("LAMI"), a for-profit affiliate of the Lamaze Organization, the number one childbirth and infant care educator in the United States. The Lamaze Agreement permits the Company, with prior approval from Lamaze, to use the "Lamaze" label on certain maternity support hose and nursing shawls. In addition to the provisions of the Lamaze Agreement, LAMI and the Company have also agreed that (i) Lamaze International will distribute the Company's rosebaby.com/Lamaze product brochure to participants in Lamaze classroom training, and (ii) the Company may distribute Lamaze products through the rosebaby.com internet website, its Mass Merchant Division and its Corporate Division.

              Specifically, the Lamaze Agreement grants the Company the exclusive rights to manufacture, supply, advertise, offer for sale, promote and sell certain Lamaze products consisting of maternity support hose and a nursing shawl (the "Authorized Products") within the United States of America, its territories and possessions. Except as otherwise set forth in the Lamaze Agreement, LAMI will not grant any sales rights to any third party for the manufacture or sale of any of the Authorized Products. LAMI retains the right to sell any Authorized Product through its own network with the agreement of the Company. Although the Lamaze Agreement grants the Company exclusive rights to the Authorized Products, it does not prohibit Lamaze International or LAMI from marketing and selling, or entering into agreements with third parties, including competitors of the Company, to market and sell, other prenatal and postpartum products under the brand name "Lamaze" which would compete with the other products being offered by the Company.

              In consideration for such rights, the Lamaze Agreement requires the Company to pay to LAMI a fee equal to nine percent of the net sales of the Authorized Products to its operating subsidiaries who in turn will sell the products to mass merchants or ultimate consumers through the rosebaby.com website. The Lamaze Agreement also requires the Company to pay LAMI a minimum of $45,000 in 1999 against sales (the "1999 Payment"). Upon execution of the Lamaze Agreement the Company paid a $14,000 installment payment of the 1999 Payment and made an additional $16,000 installment payment on May 15, 1999. The remaining balance of the 1999 Payment shall be paid as follows: $10,000 on or before August 15, 1999 and $5,000 on or before September 15, 1999. Beginning in the year 2000, the Company shall pay a minimum of $45,000 against sales in the sum of $22,500 on each January 15th and July 15th of every year. All of the above payments shall be non-refundable advances on the fee due to LAMI upon same year net sales of Authorized Products and shall therefore be credited against the fees payable on such sales. Pursuant to the Lamaze Agreement, the Company agrees to sell a minimum of $500,000 Authorized Products annually. The failure of the Company to realize the minimum net annual sales levels without payment to LAMI of the fee associated with the minimum net annual sales levels constitutes a material breach of the Lamaze Agreement which permits LAMI to terminate the Lamaze Agreement in accordance with its terms.

              FUNDING ACTIVITIES. During the period commencing on July 1, 1999 and ending on September 15, 1999, the Company raised capital to finance its E-Commerce website by offering shares of its Common Stock on a private placement basis in compliance with Regulation D of the Securities and Exchange Commission. A portion of the proceeds from such private placement financing were used by the Company to print an initial 1,000,000 rosebaby.com/Lamaze product brochures and to finance exhibits and representatives of the Company at Lactation Consultants in Scotsdale, Arizona and the Cologne, Germany Fair. The remaining portion of the proceeds of such private placement will be used by the Company to purchase and/or secure the level of inventory required to launch the Company's E-Commerce website on or about October 1, 1999, to pay for the initial print advertisements in LAMAZE PARENTS MAGAZINE and LAMAZE BABY MAGAZINE as well as other consumer publications, and to finance exhibits and representatives of the Company at future conferences/tradeshows where the Company intends to meet and exchange marketing concepts with existing and potential suppliers, including the Lamaze International Convention to be held in October 1999. The Company anticipates that its ultimate working capital requirements for fiscal 2000 will be an additional $1,000,000 to $3,000,000 to meet inventory demands based on expanding E-Commerce sales.

              SECURE MANUFACTURING RESOURCES AND SUPPLIERS/DISTRIBUTION. The Company contracts for the manufacture of its prenatal and postpartum products through a group of independent manufacturing suppliers. The Company currently has ongoing relationships with several domestic and foreign manufacturers for its products. As of the date hereof, the Company's principal manufacturers are Mid-Town Sewing of Middletown, New York and T&T, Inc. (Thanh Nguyen) of Sarasota, Florida. The Company has not entered into any formal contractual relationship with such manufacturers. Rather, the Company ships the manufacturer the necessary raw materials for manufacture and negotiates the price thereof on a per piece basis. Additionally, the Company currently manufacturers the breast pads that it markets and distributes through its Mass Merchant

Division and could likewise purchase the equipment necessary to manufacture certain other products offered by the Company.

              In some instances, the manufacturers distribute the finished products to the mass merchant customers, but, generally the Company packages and distributes the products from its main facility. Though still finalizing the process, the Company also intends to process and fulfill orders from its E-Commerce division directly from its main facility. There can be no guarantee, however, that the Company will be able to successfully secure adequate distribution facilities or that upon securing same, will be able to successfully implement the mass distribution process necessary to service its E-Commerce customers. It is anticipated, however, that the Company can temporarily outsource distribution requirements to meet any foreseeable product demand.

              COMPETITION. The Company believes that, by virtue of its relationship with Lamaze, when the Company's E-Commerce business is launched, it will be in an advantageous competitive situation with other existing E-Commerce competitors that sell maternal and baby products. As a consequence of the Lamaze Agreement, the Company has acquired the right to use the "Lamaze" name on its maternity support hose and nursing shawl products and it intends to seek approval to use the name on additional products in the future. Pursuant to its relationship with Lamaze International, the Company has also secured the agreement of Lamaze to distribute its rosebaby.com/Lamaze product brochure to participants in Lamaze classroom training. The Company does not believe that Lamaze International or LAMI has entered into any similar arrangements with any of the Company's competitors. As a result of its arrangement with Lamaze, the Company has the opportunity to have a one-on-one relationship with its targeted customer base during the prenatal period through the Lamaze classroom programs and also has the ability to target new mothers and infants through distribution of the rosebaby.com/Lamaze product brochure. The product line to be offered by the Company's website consists of products from preconception to postpartum and addresses the needs of infants from the age of one day old to three years old. It is intended that the products will be upscale, high quality products geared toward an increasingly sophisticated, technically-oriented domestic and international market.

              While the Company believes it has a competitive edge as a consequence of the Lamaze Agreement, it does face considerable, well-financed competitors from existing websites such as Ibaby.com, Babycenter.com and Etoys.com. With respect to the Mass Merchant business operations, the Company has competition from several well-established distributors of prenatal/post-partum products such as Gerber, Evenflo and Avent. Almost all of the Company's competitors and potential competitors presently have considerably greater financial and other resources, experience and market penetration than does the Company.

              RAW MATERIALS. The only raw material which the Company substantially utilizes in its operations is fabric. The Company purchases fabric from a variety of suppliers based upon best price estimates. There are various alternative suppliers which could either replace or supplement those which are currently utilized by the Company.

              DEPENDENCE ON ONE OR A FEW MAJOR CUSTOMERS. Given the nature of the E-Commerce business, the Company does not expect that any single customer will account for a significant percentage of its E-Commerce business. The Company does not anticipate that any one or a few customers of its Corporate Division will account for a substantial portion of such division's revenues. The Mass Merchant Division has historically relied on the major retailers in the United States, such as Target Stores and Eckerd. At any given time, one of those retailers may account for more than ten percent of the Company's mass merchant business. Although no negotiations have taken place to date, the Company desires to enter into sale/supply agreements for its products with one or more large retailers. No assurance can be given, however, that the Company will be able to enter into any such agreements.

              INTELLECTUAL PROPERTY RIGHTS. At this time, Rosebaby has applied with the United States Patent and Trademark Office for the trademark "ROSEBABY.COM". To date, the application is still pending and the trademark has not been secured. The Company recently also filed to copyright its website, rosebaby.com, as well as the "rosebaby" logo of a baby nestled within a single red rose.

              The Company has entered into a Licensing Agreement with Valda K. Hemming, d/b/a Pretty/Private, dated January 9, 1998, whereby it is granted a license to manufacture, arrange for the manufacture and sell a patented product known as the "Privacy Shawl", Patent No. 5,008960. Pursuant to such agreement, the Company pays Pretty/Private a royalty fee equal to 7.5% of the net selling price of each shawl.

              PERSONNEL. The Company currently has five employees (all of whom are full-time) and two part-time consultants. In connection with the E-Commerce website, rosebaby.com, the Company is currently interviewing technical persons to duplicate the computer system being developed for the Company by Sun Remarketing. The Company anticipates that hiring decisions will be made shortly. Moreover, once the Company launches its website, an additional ten or more marketing and support personnel will be hired to work on site at the Company's main facility. It is anticipated that additional other employees will be hired as the needs of the Company require.

              REPORTS TO SHAREHOLDERS. The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to file annual and quarterly reports, proxy materials and other reports required under the Securities Exchange Act of 1934 (the "Exchange Act") and regulations of the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information filed by the Company will be available for inspection and copying at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth St., N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Website on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission.

ITEM 2.       MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

              The following discussion and analysis should be read in conjunction with the Company's Financial Statements (and related notes thereto) included elsewhere in this Registration Statement.

              RESULTS OF OPERATIONS

              SIX MONTHS ENDED JUNE 30, 1999 AND 1998

        SALES

               Sales for the six months ended June 30, 1999 were $260,700, as compared to $82,242 for the six months ended June 30, 1998, an increase of $178,458 or 217%. This increase is primarily the result of the distribution of Lamaze-branded products to Target Stores and Babies-R-Us.

        COST OF SALES

               Cost of sales for the six months ended June 30, 1999 were $159,378, or 61.1% of sales, as compared to $46,053 or 55.9% of sales for the same period in 1998. The increase in cost of sales is due to the increase of sales. The decrease in cost of sales as a percentage of sales is due to the change in product mix.

               As a result of the foregoing, the Company realized an increase in gross profit in 1999 as compared to 1998, with a gross profit of $101,322 or 38.8% of sales in the six months ended June 30, 1999, as compared to $36,189 or 44.0% of sales achieved during the same period in 1998.

        GENERAL AND ADMINISTRATIVE EXPENSES

               General and administrative expenses amounted to $326,796 or 125% of sales for the six months ended June 30, 1999, as compared to $204,579 or 248% of sales for the same period in 1998. The increase of $122,217 is primarily due to an increase of salaries and other compensation for services rendered.

        INTEREST EXPENSE

               Interest expense for the six months ended June 30, 1999 was $13,950, as compared to an interest expense of $12,400 in the six months ended June 30, 1998. The primary reason for the $1,550 increase in interest expense was due to obtaining more debt.

        LOSS BEFORE INCOME TAXES

               The preceding factors combined to show a decrease in net income totaling $58,784 in the six months ended June 30, 1999 as compared to the six months ended June 30, 1998. There was a net loss of $242,574 in 1999 as compared to a net loss of $183,790 for the comparable period in 1998.

               TWELVE MONTHS ENDED DECEMBER 31, 1998 AND 1997

        SALES

              Sales for the year ended December 31, 1998 were $195,364, as compared to $467,199 for the year ended December 31, 1997, a decrease of $271,835 or 58.2%. This decrease is primarily the result of the fact that the Company employees focused more upon development activities relating to the Company's web site and E-Commerce Division than selling activities during fiscal 1998.

        COST OF SALES

              Cost of sales for the year ended December 31, 1998 was $116,301 or 59.5% of sales, as compared to $254,341 or 54.4% of sales for the year ended December 31, 1997. The decrease in cost of sales was primarily the result of lower sales. The increase in cost of sales as a percentage of sales is a result of the product mix sold during 1998 versus 1997.

              As a result of the foregoing, gross profit decreased in 1998 to 40.5% of sales from 45.6% of sales in 1997.

        GENERAL AND ADMINISTRATIVE EXPENSES

              General and administrative expenses amounted to $327,025 or 167% of sales in 1998 as compared to $222,564 or 47.6% of sales in 1997. The increase of $104,461 is primarily due to an increase in salaries from $25,000 to $102,000 due to the addition of employees in the first full year of operations. Such expenses included payroll, rent, and related overhead costs of $273,000.

        INTEREST EXPENSE

              Interest expense was $24,800 in 1998 as compared to $12,351 in 1997. The increase is the result of an increase in debt acquired to proceed with the Company's development of its E-Commerce Division.

        LOSS BEFORE INCOME TAXES

              The preceding factors combined to produce a loss before income taxes of $278,747 as compared to a loss before income taxes of $31,230 in 1997.

        LIQUIDITY AND CAPITAL RESOURCES

              The Company had a working capital deficit of $117,989 at June 30, 1999, which represented a decrease in the deficit of $73,728 from the working capital deficit of $191,717 at December 31, 1998. The decrease in the deficit is mainly due to raising working capital through a private placement of the Company's Common Stock.

               From inception, the Company's operations have been funded by operating revenue, capital contributions, loans from corporate officers, and a bank line of credit. In addition, through June 1999, the Company consummated private placements of 400,000 shares of its Common Stock. The Company's operating activities used cash of $229,714 and $69,314 for the years ended December 31, 1998 and 1997, respectively, and $182,901 for the six months ended June 30, 1999. The principal use of cash in 1998 and 1997 was to finance operating expenses.

               The Company's investing activities used cash of $6,821; $27,665; and $18,042 for the fiscal years ended December 31, 1998 and 1997 and the six months ended June 30, 1999, respectively. The principal source of cash provided in these periods was loans from the Company's President, Sheldon R. Rose, in the approximately amount of $400,000. The principal use of cash in these periods was for the acquisition of various types of equipment.

               The Company's financing activities provided cash of $188,899; $145,623, and $239,318 for the years ended December 31, 1998 and 1997 and the six months ended June 30, 1999, respectively. Loans from Sheldon R. Rose and utilization of the Company's line of credit were the principal sources of cash in these periods. The cash provided by the Company's financing activities for the six months ended June 30, 1999 primarily resulted from the proceeds of the sale of Common Stock of $200,100 and from the bridge loan described below. See "Recent Sales of Unregistered Securities."

               In January 1999, Rose Group Delaware, d/b/a in the State of Florida as "Fresh Babies, Inc.," obtained a line of credit facility of $30,000 from AmSouth Bank of Florida. Such line bears interest at a rate of 2% over prime (7.75% at June 30, 1999), is due on demand, and is secured by a pledge of all inventory and is personally guaranteed by a majority stockholder.

               In March 1999, a bridge loan in the amount of $100,000 was obtained from one lender. The loan bears interest at a rate of six percent per annum and is due on March 15, 2000. In connection with the bridge loan, the Company issued options to purchase 100,000 shares of Common Stock to the lender. See "Recent Sales of Unregistered Securities."

               As of June 1999, a series of private placements totaling 400,000 shares of Common Stock at a purchase price of $.50 per share was completed by the Company (the "504 Private Placements"). The Company received gross proceeds of $200,100 from the 504 Private Placements and such proceeds were utilized to defray the cost of developing the Company's E-Commerce web site and other working capital costs.

               The Company has entered into a Factoring Agreement with Bay View Funding whereby Bay View Funding purchases certain receivables of the Company for an advance price equal to 85% of the face value of such receivables and receives a factoring and financing fee for such services.

               During the next twelve months, the Company's cash requirements will include, among other things, its lease payments on the Company's office space, salaries payable, payments pursuant to contractual arrangements, legal and accounting costs associated with Securities and Exchange Commission requirements, as well as miscellaneous overhead. Management believes that upon launching the web site, the Company's existing cash resources and cash generated from operations will be sufficient to fund the Company's ongoing operations and provide for the foregoing cash requirements for day-to-day operations, as well as satisfying legal and accounting costs associated with filing the requisite reports under the Securities and Exchange Act of 1934. Management believes that it will be able to achieve a positive cash flow from its E-Commerce operations when it reaches monthly sales of approximately $1,000,000. However, the Company has no guaranty that it will be able to achieve this goal prior to December 31, 1999.

               As previously stated, the Company believes that a funding in the approximate amount of $1,000,000 will provide the money required to purchase and/or secure the level of inventory required to launch the E-Commerce web site on or about October 1, 1999 and to pay the initial print costs for various formats of marketing advertisements, as well as fund the Company's attendance and presentation at various trade shows. The Company anticipates that funding its expanded operations during fiscal year 2000 will be in the range of $1,000,000 to $3,000,000. In addition to the foregoing proposed financing, the Company may require additional funding for expansion. In such event, there can be no assurance that such funds will be available to the Company on terms satisfactory to the Company when needed. If the Company is not successful in raising the above-described funding, it may be forced to cease operations.

               YEAR 2000 COMPLIANCE ISSUES

               The Company has established a plan to address Year 2000 issues. This plan encompasses the phases of awareness, assessment, renovation, validation, and implementation. These phases will enable the Company to identify risks, develop action plans, perform adequate testing, and determine if its processing systems will be Year 2000 ready. Successful implementation of this plan is expected to mitigate any extraordinary expenses related to the Year 2000 issue. The Company has a reasonable basis to conclude that the Year 2000 issue will not materially affect future financial results, or cause reported financial information not to be necessarily indicative of future operating results or future financial conditions. This basis is due to the fact that the Company has or is installing all new information technology systems, including computer hardware and software that are Year 2000 compliant. This is the first generation of equipment and software for the Company since it has just recently commenced operations.

               The Company plans to contact all material customers, vendors, suppliers, and non-information technology suppliers (if any) regarding their Year 2000 state of readiness. This process will be completed within the next four months. No assurance can be given that the Year 2000 compliance plan will be completed successfully by the year 2000. The Company's current contingency plan is simplistic and involves operating on a manual basis for a short period of time without interruption of service or quality.

               Successful and timely completion of the Year 2000 project is based on management's best estimates derived from assumptions of future events. These events are inherently uncertain, including the progress and results of vendors, suppliers, and customers' Year 2000 readiness.

ITEM 3.       DESCRIPTION OF PROPERTY.

              (a) LOCATION, OWNERSHIP STATUS AND DESCRIPTION OF PRINCIPAL PROPERTIES. The Company's principal facility has been recently relocated to 1535 Northgate Boulevard, Sarasota, Florida 34234. The Company leases approximately 9,300 square feet of space at such location pursuant to a written lease agreement at a rental cost of $3,875 per month, as increased by increases in the Consumer Price Index on an annual basis. The lease expires on August 31, 2002. The facility is currently utilized for both the administrative and distribution aspects of the Company's business. Management believes that the Company's facilities are adequately insured and are currently suitable as the main administrative office and distribution facilities.

              Except as stated below, the Company does not have any additional facilities, and there are currently no proposed plans for the renovation, improvement or development of the facilities currently being leased by the Company. In connection with the services to be rendered by Sun Remarketing in developing the Company's website, certain software servers and other hardware of the Company will be located at the offices of Sun Remarketing in Smithfield, Utah, as well as other site locations in the Sarasota, Florida area. Additionally, in order to facilitate the recent move of the Company's principal location, the Company will be maintaining its prior principal facilities located at 2073 Porter Lake Drive, Sarasota, Florida until November 1, 1999.

              (b) INVESTMENT POLICIES. Currently, the Company does not have policies regarding the acquisition of assets primarily for possible capital gain or income. The Company does not presently hold any investments in real estate, interests in real estate, real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.


ITEM 4.       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

              The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock by each person or group that is known by the Company to be the beneficial owner of more than five percent of its outstanding Common Stock, each director of the Company, each person named in the Summary Compensation Table, and all directors and executive officers of the Company as a group as of September 15, 1999. Unless otherwise indicated, the Company believes that the persons named in the table below, based on information furnished by such owners, have sole voting and investment power with respect to the Common Stock beneficially owned by them, subject to community property laws, where applicable.


   NAME AND ADDRESS OF                   NUMBER OF SHARES OF COMMON            PERCENTAGE OWNERSHIP OF
      BENEFICIAL OWNER                    STOCK BENEFICIALLY OWNED            COMMON STOCK OUTSTANDING
   -------------------                   ---------------------------          ------------------------

Sheldon R. Rose                                4,225,000(1)                          56.98%
8990 Wembley Court
Sarasota, FL   34238

Robert H. Jaffe                                  985,650(2)                          14.05%
8 Mountain Avenue
Springfield, NJ   07081

Dr. Francine H. Nichols                          150,000(3)                           .024%
2138 California Street, N.W.
Suite 203
Washington, D.C.   20008

Steven H. Rose                                   150,000(3)                           .024%
483 Alexander Palm Road
Boca Raton, FL   33432

Spencer Halper                                   100,000                              .016%
15 Ardsleigh Place
Jamesburg, NJ   08831

All Directors and Officers                     4,625,000(4)                          61.54%
  as a Group (4 Persons)


------------------------------

     (1) Includes currently exercisable options to purchase 550,000 shares of Common Stock. The Option Agreements which govern the terms of the noted options provide that the amount of shares which the holder may purchase upon exercise shall double upon the Company reaching $100,000,000 in gross sales provided the holder is still a key employee, officer, director, consultant or legal counsel of the Company.

     (2) Includes currently exercisable options to purchase 150,000 shares of Common Stock and 135,750 shares held by Portfolio Promotions International, Ltd., of which Mr. Jaffe is the sole shareholder. The Option Agreements which govern the terms of the noted options provide that the amount of shares which the holder may purchase upon exercise shall double upon the Company reaching $100,000,000 in gross sales provided the holder is still a key employee, officer, director, consultant or legal counsel of the Company.

     (3) Includes currently exercisable options to purchase 50,000 shares of Common Stock. The Option Agreements which govern the terms of the noted options provide that the amount of shares which the holder may purchase upon exercise shall double upon the Company reaching $100,000,000 in gross sales provided the holder is still a key employee, officer, director, consultant or legal counsel of the Company.

     (4) Includes an aggregate of 650,000 shares of Common Stock issuable upon exercise of outstanding options and warrants. The Option Agreements which govern the terms of the noted options provide that the amount of shares which the holder may purchase upon exercise shall double upon the Company reaching $100,000,000 in gross sales provided the holder is still a key employee, officer, director, consultant or legal counsel of the Company.


              The Company currently has no arrangements which may result in a change of control.

ITEM 5.       DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

              The directors, executive officers and significant employees of the Company are as follows:


                     NAME                    AGE                       POSITION WITH COMPANY
                     ----                    ---                       ---------------------
       Sheldon R. Rose                       60           Chief  Executive  Officer, President and Chairman
                                                          of the Board
       Dr. Francine H. Nichols               62           Director
       Spencer Halper                        64           Director
       Steven H. Rose                        54           Director
       Lori M. Majeski                       42           Vice President - Marketing
       Mark C. Nicholas                      31           Vice President - Operations


              MR. SHELDON R. ROSE. Mr. Rose has had extensive business experience with American Machine & Foundry Co. (1960-1964) where he completed his services as the Manager of Long Range Planning for the Aerospace General Engineering Division. Mr. Rose also worked for Cutler Hammer as a Sales Engineer from 1964-1968. From 1969-1972, he was Vice President of Marketing for Computer Solutions, Inc., where he provided computer hardware and software related services to accountants, distributors and small to medium size business organizations. From 1972-1975, he was Corporate Acquisition Marketing Manager for Teleprocessing Industries, a division of Western Union. In 1975-1982, he was President of Ambassador Corporation, a prenatal and postpartum product services company. From 1982 through approximately March, 1997, he was affiliated with Diplomat Corporation as its founder, Chairman and Chief Executive Officer.

              DR. FRANCINE H. NICHOLS. Dr. Nichols currently acts as an outside director and consultant to the Company. Dr. Nichols obtained her Ph.D. degree in nursing from the University of Texas in 1984, with an emphasis on parent/child research and child health issues. Dr. Nichols presently serves as President of MCH Consultants specializing in maternal and child health care. She is also the author of numerous books, articles and film productions related to "How To's" on infant care with particular emphasis on infant products. She was a Visiting Associate Professor in the School of Nursing at the Catholic University of America in Washington, D.C. from 1991 through 1993. Dr. Nichols has also had extensive affiliations with The University of Kansas School of Medicine and Wichita State University where she has been a Clinical Assistant Professor of Pediatrics (School of Medicine) and Associate Professor (School for Nursing) in charge of The Maternal Child Nursing Graduate Program. She was also President and board member of ASPO/LAMAZE from 1984 through 1991, the National LAMAZE Childbirth Organization headquartered in Washington, D.C.

              MR. SPENCER HALPER. Mr. Halper has had extensive business experience in developing business into leading national brands in the specialty catalog industry. He started Consumer Distributing Catalog Showrooms in 1973 through 1976 as director of advertising and marketing.

Mr. Halper worked for Haliover Direct (1976-1995) in various capacities, including Executive Vice President of the Specialty Catalog Division.

              MR. STEVEN H. ROSE. Mr. Rose has been Chairman and President of Rose Research for approximately the past eight years and has been actively engaged in the marketing research field for more than twenty-five years. Mr. Rose is an Executive Member of the American Marketing Association and has made numerous speeches to various client and trade organizations. In addition, he has been quoted in a number of marketing books and publications pertaining to research and new methodological applications in the 1990's. Prior to forming Rose Research, Mr. Rose has been associated with Daniel Yankelovich for nearly twenty years. From the early days of Yankelovich, Skelly and White, to becoming a founding partner of the Daniel Yankelovich Group/DYG, Mr. Rose has been at the forefront of the marketing research industry.

              MS. LORI M. MAJESKI. Ms. Majeski has been actively engaged in the marketing and product development field for over twenty years, and has spent the past four years operating her own consulting company. Her consulting activities focus upon retail, marketing, merchandising and product development services for children's educational toys, juvenile accessories and infant and children's apparel. Prior to founding her own consulting company, Ms. Majeski worked for Mamiye Brothers, Inc. (1994-1995) and Donnkenny, Inc. (1993-1994) where she was directly responsible for the design, product development, production and merchandising of high-end children's wear apparel lines for the Walt Disney Company and affiliated entities thereof.

              MR. MARK C. NICHOLAS. Mr. Nicholas began his career in 1989 with Diplomat Corporation, a NASDAQ publicly traded corporation. His responsibilities during his eight year tenure with Diplomat Corporation included serving as Director of Operations and directing all of the warehouse and distribution functions for over 150 products. Part of his responsibilities included distribution of products to mass merchants and a National LAMAZE Premie Catalogue. Mr. Nicholas has an Associates Degree in Business Management from Rockland Community College, Suffern, New York.

              All of the above individuals, with the exception of Ms. Majeski, have held their respective positions since March 13, 1997. Ms. Majeski has been the Vice President-Marketing since July 6, 1999.

              FAMILY RELATIONSHIPS. Sheldon R. Rose and Steven H. Rose are brothers and Mark C. Nicholas is the son-in-law of Sheldon R. Rose. There are no other family relationships among the Company's directors and/or executive officers.

              INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS. To the best of management's knowledge, during the past five years, no present or former director or executive officer of the Company:

              (1) has filed a petition under federal bankruptcy laws or any state insolvency law, had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

              (2) was convicted in a criminal proceeding or named the subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

              (3) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting his involvement in any type of business, securities or banking activities; or

              (4) was found by a court of competent jurisdiction in a civil action, by the Commission or the Commodity Futures Trading Commission to have violated any federal or state securities law.


ITEM 6.       EXECUTIVE COMPENSATION.

              The following table sets forth the cash compensation paid by the Company to, as well as any other compensation paid to or earned by, the Chief Executive Officer of the Company and those executive officers compensated at or greater than $100,000 for services rendered to the Company in all capacities during the fiscal year ended December 31, 1998.


                                              SUMMARY COMPENSATION TABLE

                                            ANNUAL COMPENSATION             LONG TERM COMPENSATION AWARDS
                                            -------------------             -----------------------------

  NAME OF INDIVIDUAL                                                  RESTRICTED STOCK       SECURITIES UNDERLYING
AND PRINCIPAL POSITION        YEAR       SALARY         BONUS              AWARDS                   OPTIONS
----------------------        ----       ------         -----         ----------------       ---------------------

Sheldon R. Rose, Chief        1998      $120,000          -                   -                         -
Executive Officer,            1997        14,381          -                   -                         -
President and Chairman of
the Board


              The Company has reserved 250,000 shares of Common Stock for issuance upon exercise of options that may be granted to retain future management professionals.

              COMPENSATION OF DIRECTORS. Outside directors of the Company are currently entitled to receive $500 per diem for attendance at meetings of the Board of Directors.

              COMPENSATION AGREEMENTS. The Company has entered into an employment agreement effective July 1, 1999 with Sheldon R. Rose. Pursuant to such employment agreement, Mr. Rose will act as Chairman, Chief Executive Officer and President of the Company and will be entitled to an annual salary of $120,000. Upon the Company achieving gross sales in an amount equal to $50,000,000, Mr. Rose's base salary shall be increased to $180,000 per annum. Mr. Rose's salary shall again be increased to $240,000 per annum upon the Company achieving gross sales equal to $100,000,000. Thereafter, Mr. Rose shall receive an additional $30,000 per annum for every $50,000,000 increase in gross sales. The employment agreement shall remain in effect until July 1, 2004, at which time such agreement will be automatically extended for successive one year periods unless either party notifies the other to the contrary by not less than sixty days written notice.

              In the event of a change of control of the Company, the successor entity has the right to terminate the Employment Agreement, in which instance such entity shall make payment to Mr. Rose in an amount equal to two times his then current annual salary.

              The Company has entered into consulting arrangements with Dr. Francine H. Nichols and Spencer Halper, each of whom is a director of the Company. Pursuant to those arrangements, the Company pays, on a retainer basis, consulting fees of $1,000 per month, plus reimbursement of expenses to Dr. Nichols and Mr. Halper.


ITEM 7.       CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

              LOANS. As of December 31, 1998 the Company issued a promissory note to Sheldon R. Rose, the Chairman, Chief Executive Officer and President of the Company, in the principal amount of $350,000 in order to evidence its obligation to repay certain advances made by Mr. Rose to the Company for the payment of various business expenses. Such promissory note bears interest at a rate of six percent per annum, payable annually, and the principal amount thereof is due and payable in full, on December 31, 2001. In addition, the Company also owes Mr. Rose an additional $13,454 as reimbursement for certain other cash advances. Such amount does not bear interest and is payable on demand.

              INDEMNIFICATION AGREEMENTS. Pursuant to agreements with two investors, at the sole option of the investors, Mr. Jaffe is obligated to repurchase all or a portion of 150,000 shares of Common Stock at a price of seventy-five cents ($.75) per share at any time during the period commencing March 25, 2000 and ending September 30, 2000. The Company has indemnified Mr. Jaffe for any and all costs and expenses which he may incur in connection with any litigation resulting from the Company's sale of Common Stock to such investors.


ITEM 8.       DESCRIPTION OF SECURITIES.

              QUALIFICATION. The following statements constitute brief summaries of the Company's Articles of Incorporation and Bylaws, as amended. Such summaries do not purport to be complete and are qualified in their entirety by reference to the full text of the Articles of Incorporation and Bylaws.

              The Company's Articles of Incorporation authorize it to issue up to 50,000,000 shares of Common Stock, $.001 par value per share and 2,000,000 shares of Preferred Stock, $.001 par value per share. As of September 15, 1999, there were 6,865,231 shares of Common Stock issued and outstanding, 108,698 of such shares being held in treasury. None of the Company's 2,000,000 shares of Preferred Stock are currently issued or outstanding.

              COMMON STOCK. The Company's Articles of Incorporation authorize it to issue up to 50,000,000 shares of Common Stock, $.001 par value per share. All outstanding shares of Common Stock are legally issued, fully paid and non-assessable.

              LIQUIDATION RIGHTS. Upon liquidation or dissolution, each outstanding share of Common Stock will be entitled to share equally in the assets of the Company legally available for distribution to shareholders after the payment of all debts and other liabilities.

              DIVIDEND RIGHTS. Except with regard to the Preferred Stock, there are no limitations or restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally available therefor. The Company has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of the Company. Accordingly, future dividends, if any, will depend upon, among other considerations, the Company's need for working capital and its financial condition at the time.

              VOTING RIGHTS. Holders of shares of Common Stock of the Company are entitled to cast one vote for each share held at all shareholders meetings for all purposes.

              OTHER RIGHTS. Shares of Common Stock are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional shares of Common Stock in the event of a subsequent offering.

              Nevada law does not require shareholder approval for the issuance of authorized but unissued shares of Common Stock. Such issuances may be made for a variety of corporate purposes, including future private and public offerings to raise additional capital or to facilitate corporate acquisitions.

              PREFERRED STOCK. The Company currently has no plans to issue any of its Preferred Stock. The Company's Board of Directors does, however, have the authority, without action by the shareholders, to issue all or any portion of the authorized but unissued Preferred Stock.

              The Preferred Stock is non-voting and non-assessable and it is not subject to recall. The Preferred Stock, when issued, shall be entitled to priority over the Common Stock in the payment of any dividends, such that no dividend may be paid on the Common Stock until any declared dividend is paid upon all Preferred Stock. Further, no dividend shall be paid on the Common Stock, unless and until a dividend at least one percent higher than that paid on the Common Stock for the equivalent period is paid on the Preferred Stock. The Preferred Stock, when issued, shall also have priority over the Common Stock in the event of a dissolution and in all other manners and events as Nevada corporate law shall now or hereafter provide.

              The Company considers it desirable to have Preferred Stock available to provide increased flexibility in structuring possible future financings and in meeting corporate needs which may arise. If opportunities arise that would make it desirable to issue Preferred Stock through either public offerings or private placements, the provision for Preferred Stock in the Company's Articles of Incorporation would avoid the possible delay and expense of a shareholders' meeting, except as may be required by law or regulatory authorities. Issuance of the Preferred Stock will result, however, in a class of securities outstanding that would have certain preferences with respect to dividends and liquidation over the Common Stock which would result in dilution of the income per share and net book value of the Common Stock. The Board of Directors does not intend to issue any Preferred Stock except in circumstances which it deems to be in the best interest of the Company and its shareholders.

              DEBT AND OTHER SECURITIES. The Company is not registering any security other than its Common Stock.

              CHANGE OF CONTROL. There are currently no provisions in the Company's Articles of Incorporation or Bylaws that would delay or prevent a change of control of the Company.

              TRANSFER AGENT. Atlas Stock Transfer of Salt Lake City, Utah serves as the Company's transfer agent.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

              MARKET INFORMATION. The Company has no public trading market for its Common Stock. Although the Company intends to seek a quotation for its shares of Common Stock on the National Association of Securities Dealers, Inc. OTC Bulletin Board in the future, there is no assurance the Company will do so, nor is there any assurance that should the Company succeed in obtaining a listing for its securities on the OTC Bulletin Board or on some other exchange, that a trading market for the Company's Common Stock will develop. The amount of Common Stock that is subject to outstanding options or warrants to purchase or securities convertible into Common Stock is 1,050,000 shares. The amount of Common Stock that can be sold pursuant to Rule 144 of the Securities Act of 1933, as amended (the "Securities Act") is approximately 5,815,000 shares of which shares the Company has agreed to register approximately 1,080,000 shares under the Securities Act for future sale by the holders thereof. Also, there is currently no Common Stock that is being or is proposed to be publicly offered by the Company, the offering of which could have a material effect on the market price of the Company's Common Stock.

              STOCKHOLDERS. The Company's transfer agent, Atlas Stock Transfer of Salt Lake City, Utah, confirms that as of September 15, 1999, there were 245 shareholders of record holding Common Stock. However, the Company believes that there are at least another 100 shareholders whose shares are held in street name.

              DIVIDENDS. To date, the Company has not paid any dividends on its Common Stock. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements and financial condition and other relevant factors. The Board does not intend to declare any dividends in the foreseeable future, but instead intends to retain all earnings, if any, for use in the Company's business operations. Under Nevada corporate law, dividends may be paid out of surplus or, in case there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the proceeding fiscal year.


ITEM 2.       LEGAL PROCEEDINGS.

              The Company is not a party to any material legal proceedings, and to the best of management's knowledge, no such proceeding by or against the Company has been threatened. To management's knowledge, no governmental authority is contemplating the institution of a proceeding against the Company. None of the Company's directors, officers, affiliates or beneficial owners of five percent or more of any class of the Company's voting securities are a party adverse to the Company nor do any of the foregoing individuals have a material interest adverse to the Company.

ITEM 3.       CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

              During the Company's two most recent fiscal years or any later interim period, there have been no changes in or disagreements with the Company's principal independent accountants or a significant subsidiary's independent accountants.


ITEM 4.       RECENT SALES OF UNREGISTERED SECURITIES.

              In March 1996, the Company (operating as Vascular International of Nevada, Inc.) initially issued 14,000,000 shares of its Common Stock to the shareholders of its then public parent corporation, Vascular International, Inc., as a 1:1 share dividend, whereby the assets and shareholders of the parent corporation were effectively transferred to the Company. Such issuance was made pursuant to Section 4(2) of the Securities Act.

              In December 1997, the Company issued 600,000 shares (after giving effect to a reserve stock split) of its Common Stock to its then present management and affiliates for the purpose of securing interim capitalization of $14,500 and reorganizational services. Such issuance was made pursuant to
Section 4(2) of the Securities Act.

              On December 15, 1997, the Company authorized a 50:1 reverse stock split and issued 20,000 post-reverse split shares of its Common Stock to a director, 20,000 post-reverse split shares of its Common Stock to its Utah-based legal counsel and 25,000 post-reverse split shares of its Common Stock to its President. Such issuance was made pursuant to Section 4(2) of the Securities Act.

              On December 15, 1997, the Company entered into an Exchange of Stock Agreement and Plan of Reorganization with Rose Group Delaware whereby the Company issued, effective March 13, 1997, 4,500,000 shares of its Common Stock to the sole shareholder of Rose Group Delaware, in exchange for all of his shares in Rose Group Delaware. Such issuance was made pursuant to Section 4(2) of the Securities Act.

              Pursuant to a letter termination agreement, dated November 17, 1998, the Company agreed to issue a total of 75,000 shares of its Common Stock and to repay an outstanding advance to a consulting company as compensation for services rendered and in full release of all obligations under a Financial Consulting Agreement, by and between the Company and the consulting company dated January 22, 1998, as amended by letter agreement dated May 8, 1998. Subsequent to March 31, 1999, the subject 75,000 shares were issued pursuant to
Section 4(2) of the Securities Act.

              On March 24, 1999, the Company sold and issued 200,000 shares of its Common Stock to a sophisticated corporate investor, at a purchase price of fifty cents per share or an aggregate price of $100,000. Upon issuance, the Company agreed that it would not issue shares of Common Stock in excess of ten percent of the amount outstanding on March 24, 1999 for a price less than fifty cents per share without the prior approval of the investor. In connection with the issuance of these shares, Mr. Jaffe, a shareholder of the Company, has agreed to repurchase 100,000 of these shares at a price of seventy-five cents per share. The Company has agreed to indemnify Mr. Jaffe for any and all costs and expenses which he may incur in connection with any litigation resulting from the Company's sale of Common Stock to such investor. See "Certain Relationships and Related Transactions". Such issuance was made pursuant to Rule 504 of Regulation D under the Securities Act.

              On March 24, 1999, in consideration for a $100,000 bridge loan, the Company sold and issued options to purchase 100,000 shares of its Common Stock at a purchase price of fifty cents ($.50) per share to Andrew Freundlich. Such options are exercisable at any time until June 30, 2001, and are subject to adjustments for stock splits, exchange of shares or otherwise. The $100,000 bridge loan is evidenced by a promissory note, which bears interest at a rate of six percent per annum and is due and payable on March 15, 2000, with interest to be paid quarterly. Upon default, such note will bear interest at eighteen percent. Robert H. Jaffe, a five percent beneficial owner of the Company's Common Stock, received a $5,000 finder's fee in connection with the bridge loan and related issuance and Mr. Freundlich received a $15,000 placement fee. Such issuance was made pursuant to Section 4(2) of the Securities Act.

              On March 26, 1999, the Company issued 50,000 shares of its Common Stock to Robert H. Jaffe in payment for services rendered thereby in connection with the (i) negotiation of reductions in various outstanding Company obligations, and (ii) introduction to companies that could aid in the preparation of an E-Commerce website. Such issuance was made pursuant to
Section 4(2) of the Securities Act.

              On March 26, 1999, the Company issued 50,000 shares of its Common Stock to each of Steven H. Rose, Dr. Francine H. Nichols, Spencer Halper and Mark C. Nicholas for services rendered to the Company during the first quarter of 1999. Such issuance was made pursuant to Section 4(2) of the Securities Act.

              On March 30, 1999, the Company sold and issued 100,000 shares of its Common Stock to a sophisticated individual investor, at a purchase price of fifty cents per share or an aggregate price of $50,000. In connection with the issuance of these shares, Mr. Jaffe, a shareholder of the Company, has agreed to repurchase 50,000 of these shares at a price of seventy-five cents per share. The Company has agreed to indemnify Mr. Jaffe for any and all costs and expenses which he incurs in connection with any litigation resulting from the Company's sale of Common Stock to such investor. See "Certain Relationships and Related Transactions". Such issuance was made pursuant to Rule 504 of Regulation D under the Securities Act.

              On April 8, 1999, the Company sold and issued 100,000 shares of its Common Stock to a sophisticated individual investor, at a purchase price of fifty cents ($.50) per share or an aggregate price of $50,000. Such issuance was made pursuant to Rule 504 of Regulation D under the Securities Act.

              On July 1, 1999, the Company sold and issued 40,000 shares of its Common Stock to a charitable investment fund, at a purchase price of fifty cents ($.50) per share or an aggregate price of $20,000. Such issuance was made pursuant to Rule 505 of Regulation D under the Securities Act.

Robert H. Jaffe, a five percent beneficial owner of the Company's Common Stock, received a five percent finder's fee in connection with this issuance.

              On July 9, 1999, the Company sold and issued 50,000 shares of its Common Stock to a sophisticated individual investor, at a purchase price of fifty cents ($.50) per share or an aggregate price of $25,000. Such issuance was made pursuant to Rule 505 of Regulation D under the Securities Act.

              On July 12, 1999, the Company sold and issued 50,000 shares of its Common Stock to a sophisticated individual investor, at a purchase price of fifty cents ($.50) per share or an aggregate price of $25,000. Such issuance was made pursuant to Rule 505 of Regulation D under the Securities Act. Robert H. Jaffe, a five percent beneficial owner of the Company's Common Stock, received a five percent finder's fee in connection with this issuance.

              On July 14, 1999, in recognition of their efforts on behalf of the Company, the Company issued options to purchase 550,000 shares of Common Stock at $1.00 per share to Sheldon R. Rose, options to purchase 150,000 shares at $1.00 per share to Robert H. Jaffe and options to purchase 50,000 shares at $1.00 per share to each of Steven H. Rose, Dr. Francine H. Nichols, Lori M. Majeski, Mark C. Nicholas and Jared Rose. The amount of shares underlying each of the above-noted options shall double upon the Company achieving gross sales in excess of $100,000,000 provided the individual is still a key employee, officer, director, consultant or legal counsel of the Company. Such issuance was made pursuant to Section 4(2) of the Securities Act.

              On July 21, 1999, the Company issued 50,000 shares of Common Stock to Sun Remarketing as part of Sun Remarketing's agreement to render certain services to the Company in connection with the development of its website. Such issuance was made pursuant to Section 4(2) of the Securities Act.

              On July 21, 1999, the Company sold and issued 150,000 shares of its Common Stock to four sophisticated individual investors, at a purchase price of fifty cents ($.50) per share or an aggregate price of $75,000. Such issuances were made pursuant to Rule 505 of Regulation D under the Securities Act. Robert
H. Jaffe, a five percent beneficial owner of the Company's Common Stock, received a five percent finder's fee in connection with those issuances.

              On July 27, 1999, the Company sold and issued 10,000 shares of its Common Stock to a sophisticated individual investor, at a purchase price of fifty cents ($.50) per share or an aggregate price of $5,000. Such issuance was made pursuant to Rule 505 of Regulation D under the Securities Act. Robert H. Jaffe, a five percent beneficial owner of the Company's Common Stock, received a five percent finder's fee in connection with this issuance.

              On August 3, 1999, the Company sold and issued 50,000 shares of its Common Stock to two sophisticated individual investors, at a purchase price of fifty cents ($.50) per share or an aggregate price of $25,000. Such issuances were made pursuant to Rule 505 of Regulation D under the Securities Act. Robert
H. Jaffe, a five percent beneficial owner of the Company's Common Stock, received a five percent finder's fee in connection with those issuances.

              On August 5, 1999, the Company sold and issued 200,000 shares of its Common Stock to three sophisticated investors, at a purchase price of fifty cents ($.50) per share or an aggregate price of $100,000. Such issuances were made pursuant to Rule 505 of Regulation D under the Securities Act. Robert H. Jaffe, a five percent beneficial owner of the Company's Common Stock, received a five percent finder's fee in connection with those issuances.

              On August 13, 1999, the Company sold and issued 30,000 shares of its Common Stock to three sophisticated individual investors, at a purchase price of fifty cents ($.50) per share or an aggregate price of $15,000. Such issuances were made pursuant to Rule 505 of Regulation D under the Securities Act. Robert H. Jaffe, a five percent beneficial owner of the Company's Common Stock, received a five percent finder's fee in connection with those issuances.

              All of the above purchasers acquired the securities for investment and there was no general advertising or general solicitations in connection with the offer and sale of the securities. The Company believes that each purchaser was given access to financial and other information with respect to the Company and in connection with these sales. Other than the transactions listed above, the Company has carried out no other unregistered sales of securities since its incorporation.


ITEM 5.       INDEMNIFICATION OF DIRECTORS AND OFFICERS.

              Under Nevada law, director immunity from liability to a corporation or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a corporation's Articles of Incorporation (which is not the case with the Company's Articles of Incorporation). Excepted from that immunity are: (i) a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director has a material conflict of interest; (ii) a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful);
(iii) a transaction from which the director derived an improper personal profit; and (iv) willful misconduct.

              Under certain circumstances, Nevada law provides for indemnification of the Company's officers, directors, employees and agents against liabilities that they may incur in such capacities. In general, any officer, director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person's actions were in good faith, were believed to be in the Company's best interest, and were not unlawful. Unless such person is successful upon the merits in such action, indemnification may be awarded only after a determination by independent decision of the Board of Directors, by legal counsel, or by a vote of the shareholders, that the applicable standard of conduct was met by the person to be indemnified.

              The circumstances under which indemnification is granted in connection with an action brought on behalf of the Company is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in the Company's best interest, and must not have been adjudged liable for negligence or misconduct.

              The foregoing is only a summary description and is qualified in its entirety by reference to the applicable Nevada Revised Statutes, specifically Sections 78.037, 78.295, 78.300, 78.7502, 78.751 and 78.752
thereof.

              Section 4.3 of the Company's Articles of Incorporation limits directors' personal liability to the Company or its shareholders to acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, including repayment of distributions made in violation of Nevada Corporate law. Article V of the Company's Bylaws provides for indemnification of corporate agents in certain instances and authorizes the purchase of liability insurance with regard thereto. The statutory provisions also grant the Company the power to purchase and maintain insurance which protects its officers and directors against any liabilities incurred in connection with their services in such positions, and such a policy may be obtained by the Company.

              Except as otherwise disclosed in "Certain Relationships and Related Transactions", as of the date hereof, the Company has no contracts in effect providing any person or entity with any specific rights of indemnification although the Company's Bylaws may authorize its Board of Directors to enter into and deliver such contracts to provide a person or entity with specific rights of indemnification in addition to the rights provided in the Articles of Incorporation and Bylaws to the fullest extent provided under Nevada law. The Company has no special insurance against liability although the Company's Bylaws provide that the Company may, unless prohibited by Nevada law, maintain such insurance.

              Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceedings) is asserted by such director, officer or controlling person in connection with any securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

              INDEMNIFICATION OF DIRECTORS, OFFICERS OR OTHER PERSONS CONTROLLING THE COMPANY FOR LIABILITIES ARISING UNDER THE SECURITIES ACT IS HELD TO BE AGAINST PUBLIC POLICY BY THE COMMISSION AND IS, THEREFORE, UNENFORCEABLE.


                                    PART F/S
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Independent Auditor's Report dated April 8, 1999....................................................    F-1

Consolidated Balance Sheet as of December 31, 1998 (audited) and June 30, 1999
(unaudited).........................................................................................    F-3

Consolidated Statements of Operations for the Years Ending December 31, 1998 and 1997
(audited) and Quarters Ending June 30, 1999 and 1998 (unaudited)....................................    F-5

Consolidated Statements of Changes in Stockholder's Deficit for the Years Ending
December 31, 1998 and 1997 (audited) and Quarters Ending June 30, 1999 and 1998
(unaudited).........................................................................................    F-6

Consolidated Statements of Cash Flows for the Years Ending December 31, 1998 and 1997
(audited) and Quarters Ending June 30, 1999 and 1998 (unaudited)....................................    F-8

Notes to Consolidated Financial Statements..........................................................   F-12


                            PENDER NEWKIRK & COMPANY
                          CERTIFIED PUBLIC ACCOUNTANTS
                             100 SOUTH ASHLEY DRIVE
                                   SUITE 1650
                                 TAMPA, FL 33602





                          INDEPENDENT AUDITORS' REPORT



Board of Directors
The Rose Group Corporation of Nevada and Subsidiaries
    (A Development Stage Enterprise)
Sarasota, Florida


         We have audited the accompanying balance sheet of The Rose Group Corporation of Nevada and Subsidiaries (a development stage enterprise) as of December 31, 1998 and the related statements of operations, changes in stockholders' deficit, and cash flows for the period March 13, 1997 (date of inception) to December 31, 1997 and the year ended December 31, 1998. These consolidated financial statements are the responsibility of the management of The Rose Group Corporation of Nevada and Subsidiaries. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Rose Group Corporation of Nevada and Subsidiaries (a development stage enterprise) as of December 31, 1998 and the results of its operations and its cash flows for the period indicated above in conformity with generally accepted accounting principles.

         The accompanying consolidated financial statements have been prepared assuming that The Rose Group Corporation of Nevada and Subsidiaries will continue as a going concern. As disclosed in Note 1 to the consolidated financial statements, the operating losses of approximately $303,000 from inception to December 31, 1998, negative working capital of approximately $192,000 as of

December 31, 1998, and stockholders' deficit of approximately
$310,000 as of December 31, 1998 raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management plans to raise additional capital through a private placement of the Company's common stock and a subsequent secondary public offering as more fully discussed in Note 1 to the consolidated financial statements.




Certified Public Accountants
Tampa, Florida
April 8, 1999

                           The Rose Group Corporation
                           of Nevada and Subsidiaries
                        (A Development Stage Enterprise)

                           CONSOLIDATED BALANCE SHEETS



                                                                                 June 30,         December 31,
                                                                                   1999               1998
                                                                                ------------------------------

                                                                                (Unaudited)
ASSETS
Current assets:
    Cash                                                                           $  39,383         $   1,008
    Accounts receivable, factor                                                       28,900             7,797
    Inventory                                                                         72,256            64,741
    Prepaid loan costs                                                                26,675


                                                                                ------------------------------
Total current assets                                                                 167,214            73,546
                                                                                ------------------------------


Equipment, net of accumulated depreciation                                            34,194            19,302
                                                                                ------------------------------


Other assets:
    Catalogue and web site costs                                                     217,421           199,972
    Offering costs                                                                    29,244            47,970
    Other assets                                                                       2,420             2,937
                                                                                ------------------------------
Total other assets                                                                   249,085           250,879
                                                                                ------------------------------


                                                                                 $   450,493         $ 343,727
                                                                                ------------------------------
                                                                                ------------------------------











READ INDEPENDENT AUDITORS' REPORT. THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                                                                                June 30,          December 31,
                                                                                 1999                 1998
                                                                              --------------------------------
                                                                              (Unaudited)

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
    Accounts payable, trade, including related party of
        $14,750 and $73,991 at June 30, 1999 and
        December 31, 1998, respectively                                          $   111,726         $ 253,524
    Accrued expenses                                                                  17,393            11,739
    Notes payable and current portion of
        long-term debt                                                               156,084
                                                                              ----------------------------------
Total current liabilities                                                            285,203           265,263
                                                                              ----------------------------------


Long-term liabilities:
    Note payable, stockholder                                                        350,000           350,000
    Stock payable                                                                                       37,500
                                                                              ----------------------------------
Total long-term liabilities                                                          350,000           387,500
                                                                              ----------------------------------


Stockholders' deficit
    Preferred stock; $.001 par value; 2,000,000 shares
        authorized; no shares issued and outstanding
    Common stock; $.001 par value; 50,000,000 shares authorized; 6,188,670 shares issued and outstanding at June 30, 1999 and 5,463,670 shares issued
        and outstanding at December 31, 1998                                           6,189             5,464
    Additional paid-in capital                                                       366,175
    Accumulated deficit during development stage                                    (557,074)         (314,500)
                                                                              ----------------------------------
Total stockholders' deficit                                                         (184,710)         (309,036)
                                                                              ----------------------------------


                                                                                 $   450,493         $ 343,727
                                                                              ----------------------------------
                                                                              ----------------------------------


                           The Rose Group Corporation
                           of Nevada and Subsidiaries
                        (A Development Stage Enterprise)

                     CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                                                     March 13,
                                           Six Months Ended                  Period Ended         1997 (Date of
                                               June 30,                      December 31,         Inception) to
                                      ------------------------------------------------------         June 30,
                                          1999           1998            1998           1997           1999
                                      --------------------------------------------------------------------------
                                      (Unaudited)    (Unaudited)                                     (Unaudited)

Sales                                 $   260,700    $    82,242     $   195,364    $   467,199     $    923,263

Cost of sales                             159,378         46,053         116,301        254,341          530,020
                                      --------------------------------------------------------------------------

Gross profit                              101,322         36,189          79,063        212,858          393,243
                                      --------------------------------------------------------------------------

Operating expenses:
    General and administrative            326,796        204,579         327,025        222,564          876,385
    Depreciation and
        amortization                        3,150          3,000           5,985          2,411           11,546
    Interest expense                       13,950         12,400          24,800         12,351           51,101
                                      --------------------------------------------------------------------------
Total operating expenses                  343,896        219,979         357,810        237,326          939,032
                                      --------------------------------------------------------------------------


Net loss                              $  (242,574)   $  (183,790)    $  (278,747)   $   (24,468)    $   (545,789)
                                      ---------------------------------------------------------------------------
                                      ---------------------------------------------------------------------------

Loss per share                          $(.08)          $(.10)         $(.06)          $(.07)           $(.16)
                                      ---------------------------------------------------------------------------
                                      ---------------------------------------------------------------------------







READ INDEPENDENT AUDITORS' REPORT. THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                           The Rose Group Corporation
                           of Nevada and Subsidiaries
                        (A Development Stage Enterprise)

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

                      For the Year Ended December 31, 1998,
                  the Period March 13, 1997 (Date of Inception)
                       through December 31, 1997, and the
                   Six Months Ended June 30, 1999 (Unaudited)



                                                                                Accumulated
                                                                Additional     Deficit During
                                       Common Stock              Paid-In        Development            Stock
                                     Shares       Amount         Capital           Stage          Subscription       Total
                                 -----------------------        ----------     --------------     ------------       -----

Stock issued for cash                  100       $1,000
    (March 1997)

Net loss for the period                                                         $ (24,468)                          (24,468)
                                 -------------------------------------------------------------------------------------------

Balance, December 31, 1997             100        1,000                           (24,468)                                $
(23,468)

Acquisition of company           5,463,670        5,464         $412,093         (404,414)        $ (14,500)         (1,357)
    (March 1998)

Recapitalization of
    company (March 1998)              (100)      (1,000)        (412,093)         393,129            14,500          (5,464)

Net loss for year                                                                (278,747)                         (278,747)
                                 -------------------------------------------------------------------------------------------
Balance, December 31, 1998       5,463,670        5,464                          (314,500)                         (309,036)

Sale of stock for cash, net of
    offering cost of $21,750
    (unaudited) (March 1999)       300,000          300          127,950                                            128,250

Stock options issued in
    connection with loan
    (unaudited) (March 1999)                                       5,400                                              5,400

Stock issued for services
    (unaudited) (March 1999)       250,000          250          152,750                                            153,000

Sale of stock for cash, net of
    offering costs of $7,350
    (unaudited) (June 1999)        100,000          100           42,650                                             42,750



READ INDEPENDENT AUDITORS' REPORT. THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                           The Rose Group Corporation
                           of Nevada and Subsidiaries
                        (A Development Stage Enterprise)

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

                      For the Year Ended December 31, 1998,
                  the Period March 13, 1997 (Date of Inception)
                       through December 31, 1997, and the
                   Six Months Ended June 30, 1999 (Unaudited)


                                                                                 Accumulated
                                                                Additional     Deficit During
                                       Common Stock              Paid-In        Development            Stock
                                     Shares       Amount         Capital          Stage           Subscription       Total
                                     -------------------        ----------     --------------     ------------       -----

Stock issued in connection
    with accounts payable
    (June 1999) (unaudited)            75,000           75        37,425                                             37,500

Net loss for the six-month
    period ended June 30,
    1999 (unaudited)                                                             (242,574)                        (242,574)
                                   ----------------------------------------------------------------------------------------

Balance, June 30, 1999
    (unaudited)                     6,188,670     $  6,189    $  366,175      $  (557,074)          $ 0         $ (184,710)
                                   ----------------------------------------------------------------------------------------
                                   ----------------------------------------------------------------------------------------





READ INDEPENDENT AUDITORS' REPORT. THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                           The Rose Group Corporation
                           of Nevada and Subsidiaries
                        (A Development Stage Enterprise)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                          Six Months Ended
                                                                                              June 30,
                                                                                  ---------------------------------
                                                                                      1999              1998
                                                                                  ---------------------------------
                                                                                   (Unaudited)        (Unaudited)
OPERATING ACTIVITIES                                                              ---------------------------------
    Net loss                                                                      $ (242,574)       $  (183,790)
                                                                                  ---------------------------------
    Adjustments to reconcile net loss to net cash used
        by operating activities:
           Depreciation and amortization                                               3,150              3,000
           Stock issued for services                                                 153,000
           (Increase) decrease in:
               Accounts receivable, factor                                           (21,103)            21,346
               Inventory                                                              (7,515)            (2,010)
               Catalogue and web site costs                                           (3,742)          (103,243)
               Other assets                                                          (20,758)
           Increase (decrease) in:
               Accounts payable and other accrued expenses                           (43,359)            73,731
                                                                                  ---------------------------------
               Stock payable
    Total adjustments                                                                 59,673             (7,176)
                                                                                  ----------------------------------
    Net cash used by operating activities                                           (182,901)          (190,966)
                                                                                  ----------------------------------

INVESTING ACTIVITIES
    Acquisition of equipment                                                         (18,042)
    Acquisition of Vascular International of
        Nevada, Inc., net                                                                                (6,821)
                                                                                  ----------------------------------
    Net cash used by investing activities                                            (18,042)            (6,821)
                                                                                  ----------------------------------
FINANCING ACTIVITIES
    Net borrowings on line of credit                                                     21,762
    Proceeds from notes payable                                                         100,000
    Payments on notes payable                                                           (40,678)
    Proceeds from note payable, stockholder                                                             194,100
    Payments on note payable, stockholder                                                               (25,942)
    Payments on offering costs                                                          (41,866)        (14,396)
    Proceeds from issuance of common stock                                              200,100
                                                                                  ---------------------------------
    Net cash provided by financing activities                                           239,318         153,762
                                                                                  ---------------------------------

NET INCREASE (DECREASE) IN CASH                                                          38,375         (44,025)

CASH AT BEGINNING OF YEAR                                                                 1,008          48,644
                                                                                  ---------------------------------

CASH AT END OF YEAR                                                               $      39,383     $     4,619
                                                                                  ---------------------------------
                                                                                  ---------------------------------


READ INDEPENDENT AUDITORS' REPORT. THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.


                            March 13,
      Period Ended        1997 (Date of
      December 31,        Inception) to
------------------           June 30,
    1998       1997           1999
---------------------------------------
                            (Unaudited)

$(278,747)   $ (24,468)   $(545,789)
---------------------------------------

    5,985        2,411       11,546
                            153,000

   18,680      (26,477)     (28,900)
     (143)     (64,598)     (72,256)
 (124,422)                 (128,164)
                (2,970)     (23,728)

  111,433       46,788      114,862
   37,500                    37,500
---------------------------------------
   49,033      (44,846)      63,860
---------------------------------------
 (229,714)     (69,314)    (481,929)
---------------------------------------


               (27,665)     (45,707)

   (6,821)                   (6,821)
---------------------------------------
   (6,821)     (27,665)     (52,528)
---------------------------------------


                             21,762
                            100,000
                            (40,678)
  322,138      417,265      739,403
 (116,761)    (272,642)    (389,403)
  (16,478)                  (58,344)
                 1,000      201,100
---------------------------------------
  188,899      145,623      573,840
---------------------------------------

  (47,636)      48,644       39,383

   48,644

$   1,008    $  48,644    $  39,383
---------------------------------------
---------------------------------------

                           The Rose Group Corporation
                           of Nevada and Subsidiaries
                        (A Development Stage Enterprise)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS




                                                                                         Six Months Ended
                                                                                              June 30,
                                                                                  --------------------------
                                                                                      1999           1998
                                                                                  (Unaudited)     (Unaudited)
                                                                                  --------------------------
       SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
                AND NONCASH INVESTING AND FINANCING ACTIVITIES
                  Cash paid during the year for interest                            $  50,077        $     0
                                                                                  --------------------------
                                                                                  --------------------------


    Included in accounts payable at June 30, 1999 and 1998 and December 31, 1998 are the approximate amounts of $13,707; $60,900; and $76,000 relating to catalogue and web site costs and $0; $18,596; and $31,000 relating to offering costs, respectively.

    During the period ended June 30, 1999, the Company adjusted offering costs and accounts payable by $7,500 for the recognition of various payables.

    During the period June 30, 1999, the Company converted approximately $75,000 of accounts payable with a vendor into a short-term note payable.

    During the period June 30, 1999, the Company issued an option agreement for 100,000 shares of common stock as an incentive to a lender. The value of these options as calculated by the Black-Scholes option-pricing model was approximately $5,400, which is shown as a prepaid loan cost in the accompanying balance sheet.





READ INDEPENDENT AUDITORS' REPORT. THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.


                                            March 13,
         Period Ended                    1997 (Date of
         December 31,                    Inception) to
---------------------------                 June 30,
    1998               1997                   1999
-------------------------------------------------------
                                         (Unaudited)


$      0           $ 12,351              $  60,428
-------------------------------------------------------
-------------------------------------------------------


                           The Rose Group Corporation

                           of Nevada and Subsidiaries
                        (A Development Stage Enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      For the Year Ended December 31, 1998,
                  the Period March 13, 1997 (Date of Inception)
                       through December 31, 1997, and the
               Six Months Ended June 30, 1999 and 1998 (Unaudited)


1.      BACKGROUND INFORMATION AND GOING CONCERN

On March 10, 1998, The Rose Group Corporation of Nevada (the "Parent"), formerly known as Vascular International of Nevada, Inc., acquired all of the outstanding common stock of The Rose Group Corporation, a Delaware corporation and all stock of Rosebaby.com of Utah, Inc., a Utah corporation (the "Subsidiaries"). The consolidated entity will be referred to as the "Company." For accounting purposes, the acquisition has been treated as a recapitalization of The Rose Group Corporation with The Rose Group Corporation as the acquirer (reverse acquisition). The historical financial statements prior to March 10, 1998 are those of The Rose Group Corporation. Pro forma information giving effect to the acquisition as if the acquisition took place on March 13, 1997 (date of inception of The Rose Group Corporation) is as follows:

                                                                                                 March 13,
                                     Six Months Ended                   Period Ended          1997 (Date of
                                         June 30,                       December 31,          Inception) to
                                ---------------------------    --------------------------        June 30,
                                   1999            1998             1998           1997            1999
                                ----------------------------------------------------------------------------
                                (Unaudited)     (Unaudited)                                    (Unaudited)

           Net sales            $   260,700     $    82,242    $   195,364    $  467,199       $  923,263
                                ----------------------------------------------------------------------------
                                ----------------------------------------------------------------------------
           Net loss             $  (242,574)    $  (183,790)   $  (278,747)   $  (31,230)      $ (552,551)
                                ----------------------------------------------------------------------------
                                ----------------------------------------------------------------------------
           Basic loss per
                  common stock  $      (.08)    $      (.10)   $      (.06)        $(.09)      $     (.16)
                                ----------------------------------------------------------------------------
                                ----------------------------------------------------------------------------


The Parent was incorporated in the state of Nevada on February 6, 1996 and was a public shell corporation at the time of acquisition. The Rose Group Corporation was incorporated in the state of Delaware on March 13, 1997. Rosebaby.com of Utah, Inc. was incorporated on April 29, 1999. These companies are wholly owned subsidiaries of the Parent.

Management of the Company plans to continue to develop the Company as a prenatal and postpartum selfcare and healthcare manufacturer, wholesaler, mass marketer to retail outlets, and direct seller to consumers through its Internet E-commerce facilities of certain products and related consulting services that are marketed under the nationally known trademark and brand name "LAMAZE." The Company also intends to market other nationally known brands of products for newborns and toddlers through its ROSEBABY.COM internet e-commerce website and supplemental catalogues.


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                                       F-12

                           The Rose Group Corporation

                           of Nevada and Subsidiaries
                        (A Development Stage Enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      For the Year Ended December 31, 1998,
                  the Period March 13, 1997 (Date of Inception)
                       through December 31, 1997, and the
               Six Months Ended June 30, 1999 and 1998 (Unaudited)


1.      BACKGROUND INFORMATION AND GOING CONCERN (CONTINUED)

The corporate headquarters is located in Sarasota, Florida.

The Company is considered a development stage enterprise devoting substantially all of its efforts to establishing customers and vendor relationships, establishing complete product lines, and raising capital through private placement sales.

The Company had sales to a significant customer of $77,648 in 1998, $313,373 in 1997, $234,125 and $36,688 for the six months ended June 30, 1999 and 1998, respectively, and $625,146 for the period March 13, 1997 to June 30, 1999, which made up 39 percent, 67 percent, 89 percent, 45 percent, and 67 percent of total sales for those periods, respectively.

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the Company as a going concern. The Company incurred operating losses of $545,789 since inception and has negative working capital of $118,989 as of June 30, 1999. Total liabilities exceed total assets by $185,710 as of June 30, 1999.

In view of these matters, realization of a major portion of the assets in the accompanying consolidated balance sheet is dependent upon continued operations of the Company, which, in turn, is dependent upon the Company's ability to meet its financing requirements and the success of its future operations. Management believes that actions presently taken to raise additional capital by means of a private placement sale of its common stock and a subsequent secondary public offering, to become a full SEC reporting company, and to revise the operating methods of the Company to include substantial commerce over the Internet provide the opportunity for the Company to continue as a going concern. Subsequent to June 30, 1999, the Company issued an additional 505,000 shares of common stock in exchange for $252,500.



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                                       F-13

                           The Rose Group Corporation
                           of Nevada and Subsidiaries
                        (A Development Stage Enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      For the Year Ended December 31, 1998,
                  the Period March 13, 1997 (Date of Inception)
                       through December 31, 1997, and the
               Six Months Ended June 30, 1999 and 1998 (Unaudited)


2.      SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed are:

        The accompanying consolidated financial statements include the accounts of the Parent and its wholly owned subsidiaries, The Rose Group Corporation (a Delaware corporation), and Rosebaby.com of Utah, Inc. (a Utah corporation). All significant intercompany transactions have been eliminated in the consolidation.

        In the opinion of management, all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of 1) the results of operations for the six-month periods ended June 30, 1999 and 1998 and from inception to June 30, 1999, 2) the financial position at June 30, 1999, and 3) cash flows for the six-month periods ended June 30, 1999 and 1998 and from inception to June 30, 1999, have been made.

        The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Revenue is recognized once products are shipped. The Company sells to its customers based on its standard credit policies and reviews accounts receivable providing for any bad debts. At December 31, 1998 and June 30, 1999, management believes all accounts receivable are fully collectible and no allowance for bad debt is required.

        Inventory is stated at the lower of cost (first-in, first-out) or market.

        Equipment is recorded at cost. Depreciation is calculated by the accelerated method over the estimated useful lives of the assets, ranging generally from five to fifteen years. Additions to and major improvements of equipment are capitalized. Maintenance and repair expenditures are charged to expense as incurred. As equipment is sold or retired, the applicable cost and accumulated depreciation are eliminated from the accounts and any gain or loss is recorded.



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                                       F-14

                           The Rose Group Corporation
                           of Nevada and Subsidiaries
                        (A Development Stage Enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      For the Year Ended December 31, 1998,
                  the Period March 13, 1997 (Date of Inception)
                       through December 31, 1997, and the
               Six Months Ended June 30, 1999 and 1998 (Unaudited)


2.      SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        In connection with the Company's private placement, offering costs are deferred and are offset against the proceeds of the offering or expensed if the total offering is unsuccessful, both on a pro rata basis.

        Costs to design and produce the Company's catalogue and web site are deferred and amortized over the expected useful life of five years. No amortization expense has been recorded as of June 30, 1999 since the catalogue and web site are not yet in service. Non-direct response advertising costs are charged to expense as incurred and amounted to $4,914, $6,288, $2,948, $3,194, and $14,150 for 1998, 1997, the six
        months ended June 30, 1999 and 1998, and the period March 13, 1997 to June 30, 1999, respectively.

        When the Company has long-lived assets that have a possible impairment indicator, the Company estimates the future cash flows from the operation of these assets. If the estimated cash flows recoup the recorded value of the assets, they remain on the books at that value. If the net recorded value cannot be recovered, the assets are written down to their fair market value if lower than the recorded value.

        The Financial Accounting Standards Board issued Statement No. 123 (FASB No. 123), "Accounting for Stock-Based Compensation," effective for fiscal years beginning after December 15, 1995. This statement provides that expense equal to the fair value of all stock-based awards on the date of the grant be recognized over the vesting period. Alternatively, this statement allows entities to continue to apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," whereby compensation expense is recorded on the date the options are granted to employees equal to the excess of the market price of the underlying stock over the exercise price. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide pro forma disclosure of the provisions of FASB No. 123.



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                                       F-15

                           The Rose Group Corporation
                           of Nevada and Subsidiaries
                        (A Development Stage Enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      For the Year Ended December 31, 1998,
                  the Period March 13, 1997 (Date of Inception)
                       through December 31, 1997, and the
               Six Months Ended June 30, 1999 and 1998 (Unaudited)


2.      SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        Basic loss per share (EPS) is computed by dividing loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from the exercise or conversion of securities into common stock. Diluted EPS are not presented because they are anti-dilutive.

        In accordance with the Securities and Exchange Commission Staff Accounting Bulletin 1:B, the Company recorded as an expense and as additional paid-in capital the estimated fair value for services provided to it by its president and vice president of operations that were not paid with cash.


3.      INVENTORY

Inventory consists of:

                                                     June 30,        December 31,
                                                       1999                1998
                                                  ------------------------------
                                                  (Unaudited)

        Finished goods                             $   32,404        $  27,294
        Raw materials                                  39,852           37,447
                                                  ------------------------------
                                                   $   72,256        $  64,741
                                                  ------------------------------
                                                  ------------------------------




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                                       F-16

                           The Rose Group Corporation
                           of Nevada and Subsidiaries
                        (A Development Stage Enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      For the Year Ended December 31, 1998,
                  the Period March 13, 1997 (Date of Inception)
                       through December 31, 1997, and the
               Six Months Ended June 30, 1999 and 1998 (Unaudited)


4.      EQUIPMENT

Equipment consists of:

                                                                         June 30,        December 31,
                                                                           1999                1998
                                                                       --------------------------------
                                                                      (Unaudited)

        Office and computer equipment                                   $    3,624           $    3,559
        Die cutting and molding equipment                                   39,290               21,313
        Leasehold improvements and other                                     2,793                2,793
                                                                       --------------------------------
                                                                            45,707               27,665
        Less accumulated depreciation                                       11,513                8,363
                                                                       --------------------------------
                                                                        $   34,194           $   19,302
                                                                       --------------------------------
                                                                       --------------------------------



5.      NOTES PAYABLE AND LONG-TERM DEBT

Notes payable and long-term debt consist of:

                                                                          June 30,       December 31,
                                                                            1999               1998
                                                                       --------------------------------
                                                                       (Unaudited)

        Line of credit payable; maximum borrowing
           $30,000; due on demand; interest at 2.0%
           over prime (7.75% at June 30, 1999);
           collateralized by inventory and personally
           guaranteed by majority stockholder                            $    21,762
        Note payable; interest at 6.0%; interest only
           payments due quarterly; due March 15,
           2000; unsecured and personally
           guaranteed by a stockholder                                       100,000



READ INDEPENDENT AUDITORS' REPORT.

                           The Rose Group Corporation
                           of Nevada and Subsidiaries
                         (A Development Stage Enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      For the Year Ended December 31, 1998,
                  the Period March 13, 1997 (Date of Inception)
                       through December 31, 1997, and the
               Six Months Ended June 30, 1999 and 1998 (Unaudited)


5.      NOTES PAYABLE AND LONG-TERM DEBT (CONTINUED)

                                                                          June 30,       December 31,
                                                                            1999               1998
                                                                        -------------------------------
                                                                       (Unaudited)

        Note payable; interest at 9.8%; $5,226 payable
           per month including interest; due January 25,
           2000; unsecured                                                    34,322
        Note payable, majority stockholder; due
           December 31, 2001; interest at 6.0% per
           annum; unsecured                                                  350,000        $   350,000
                                                                        -------------------------------
                                                                             506,084            350,000
        Less amounts currently due                                           156,084                  0
                                                                        -------------------------------
                                                                         $   350,000        $   350,000
                                                                        -------------------------------
                                                                        -------------------------------


The following is a schedule by year of the principal payments required on these notes payable and long-term debt:


        1999                                       $156,084
        2000                                       $350,000


6.      LEASE COMMITMENTS

The Company rents office space under an operating lease with a remaining lease term of less than one year. Monthly rent payments are $1,043.

Rent expense amounted to $20,081, $13,766, $8,846, $12,598, and $42,693 for
1998, 1997, the six months ended June 30, 1999 and 1998, and the period March 13, 1997 through June 30, 1999, respectively.



READ INDEPENDENT AUDITORS' REPORT.

                           The Rose Group Corporation
                           of Nevada and Subsidiaries
                         (A Development Stage Enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      For the Year Ended December 31, 1998,
                  the Period March 13, 1997 (Date of Inception)
                       through December 31, 1997, and the
               Six Months Ended June 30, 1999 and 1998 (Unaudited)


7.      ACCOUNTS RECEIVABLE, FACTOR

The Company entered into an agreement to sell its accounts receivable, with recourse, to Bayview Growth Corporation (Bayview). The agreement calls for the immediate payment of 85 percent and 75 percent of the face value of the accounts receivable at June 30, 1999 and December 31, 1998, respectively, with the remaining 15 to 25 percent payable upon collection of the receivable by Bayview. The Company is charged various factoring and financing fees amounting to one percent for each ten-day period the receivables are not collected by Bayview. The amounts shown on the balance sheet at December 31, 1998 and June 30, 1999 represent the unfunded portion of the receivables not yet collected by Bayview.

In the event of a default, or 90 days from invoice date, the Company must repurchase the accounts receivable from Bayview. Losses from defaults have not been significant. The Company is contingently liable in the amounts of $37,962 and $30,591 at December 31, 1998 and June 30, 1999, respectively, relating to such receivables sold with recourse.


8.      OTHER COMMITMENTS

On February 28, 1999, the Company executed an exclusive agreement with LAMAZE from AMI, Inc. This agreement allows the Company to use the "LAMAZE" trademark on the advertising, packaging, and marketing materials related to maternity support hose, nursing shawls, and other products as submitted to and approved by LAMAZE. The Company is required to pay a fee of nine percent of the net sales (sales less returns and allowances) of the authorized products (listed above) with a minimum yearly fee of $45,000 payable in installments on January 15th and July 15th of every year.


9.      INCOME TAXES

From the date of its inception to February 28, 1998, the Subsidiaries, with the consent of its stockholders, elected to be taxed under the Internal Revenue Code as an S corporation. In lieu of corporate income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income or loss. As of the date of the merger with Vascular International of Nevada, Inc., the subsidiaries became C corporations and will be taxed as such.



READ INDEPENDENT AUDITORS' REPORT.

                           The Rose Group Corporation
                           of Nevada and Subsidiaries
                         (A Development Stage Enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      For the Year Ended December 31, 1998,
                  the Period March 13, 1997 (Date of Inception)
                       through December 31, 1997, and the
               Six Months Ended June 30, 1999 and 1998 (Unaudited)


9.      INCOME TAXES (CONTINUED)

The Company has a loss carryforward of approximately $134,000 as of December 31, 1998 that may be applied against future taxable income. This loss gives rise to a deferred tax asset at December 31, 1998 of approximately $35,185. Management has established a valuation allowance equal to the amount of the deferred tax asset due to the uncertainty of the Company's realization of this benefit.

        Loss carryforward                                      $   35,185
        Less valuation allowance                                   35,185
                                                               ----------
        Net deferred tax assets                                $        0
                                                               ----------
                                                               ----------


The loss carryforward expires on December 31, 2013.


10.     STOCK OPTIONS

The Company issues stock options as incentives to lenders. The exercise price of the options are equal to the price at which the Company last sold shares of its common stock. The life of the options equal approximately 2.5 years.

The following is a summary of the status of stock options outstanding and exercisable at June 30, 1999:

                                                            Weighted                        Weighted
                                                        Average Remaining                   Average
        Exercise Price           Number                  Contractual Life                Exercise Price
        ------------------------------------------------------------------

             $.50                100,000                      2.25 years                       $.50


The weighted average fair value of the options at their grant date during 1999 was $.50. The estimated fair value of each option granted is calculated using the Black-Scholes option-pricing model. The following summarizes the weighted average of the assumptions used in the model:


        Risk-free interest rate                                       5.11%
        Expected years until exercised                                2.25


READ INDEPENDENT AUDITORS' REPORT.

                           The Rose Group Corporation
                           of Nevada and Subsidiaries
                         (A Development Stage Enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      For the Year Ended December 31, 1998,
                  the Period March 13, 1997 (Date of Inception)
                       through December 31, 1997, and the
               Six Months Ended June 30, 1999 and 1998 (Unaudited)


11.     STOCKHOLDERS' EQUITY AND OTHER RELATED PARTY TRANSACTIONS

In December 1997, The Rose Group Corporation of Nevada (f/k/a Vascular International of Nevada, Inc.) completed a private issuance of its securities to present management and affiliated parties wherein 600,000 shares (post-reverse split) were issued for interim capitalization of $14,500 and reorganizational services rendered.

In March 1999, the Board of Directors authorized the Company to issue and sell 300,000 shares of the common stock of the Company at $.50 per share pursuant to Rule 504, Regulation D. In addition, the Board of Directors also authorized a right to "put back" all or part of 150,000 shares of the 300,000 shares purchased to a certain stockholder during a six-month period commencing in March 2000 and ending in September 2000.

During March 1999, the Company issued 250,000 shares of common stock in exchange for services rendered by management. The cost of the services has been charged to operations and capital has been increased by $125,000, representing the excess of the cost of the services over the par value of the common stock. In accordance with SFAS 123 "Accounting for Stock-Based Compensation," the fair value of the equity instrument was used. The value assigned of $.50 per share was determined from the most recent third party sale of common stock.

During March 1999, the Company recorded the fair value of services rendered by the president and vice president of operations from January 1, 1999 through March 31, 1999 by charging operations $28,000 and additional paid-in capital in accordance with Staff Accounting Bulletin 1:B.

During June 1999, the Company issued 75,000 shares of common stock in exchange for services rendered by a consulting firm. The cost of the service has been charged to operations and capital has been increased by $37,500. In accordance with SFAS 123 "Accounting for Stock-Based Compensation," the fair value of the equity instrument was used. The value assigned of $.50 per share was determined from the most recent third party sale of common stock.

READ INDEPENDENT AUDITORS' REPORT.

                           The Rose Group Corporation
                           of Nevada and Subsidiaries
                        (A Development Stage Enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      For the Year Ended December 31, 1998,
                  the Period March 13, 1997 (Date of Inception)
                       through December 31, 1997, and the
               Six Months Ended June 30, 1999 and 1998 (Unaudited)


12.     EARNINGS PER SHARE

The following data shows the amounts used in computing earnings per share and the effect on income and the weighted average number of shares of dilutive potential common stock:

                                                                                               March 13,
                                     Six Months Ended                   Period Ended         1997 (Date of
                                         June 30,                       December 31,         Inception) to
                            -----------------------------------------------------------         June 30,
                                   1999            1998             1998           1997           1999
                            -------------------------------------------------------------------------------
                                (Unaudited)     (Unaudited)                                    (Unaudited)

       Net loss             $  (242,574)    $  (183,790)       $  (278,747)   $  (24,468)      $ (545,789)
                            -------------------------------------------------------------------------------
                            -------------------------------------------------------------------------------
       Weighted average
         number of
         common shares
         used in basic EPS    2,876,741       1,843,728          4,612,985       330,257        3,353,539
                            -------------------------------------------------------------------------------
                            -------------------------------------------------------------------------------




13.     SUBSEQUENT EVENT

The Company entered into a lease agreement on August 19, 1999 for the leasing of new corporate and warehouse space. Monthly lease payments will be $3,875. The lease expires on August 31, 2002.


14.     YEAR 2000 (UNAUDITED)

As of June 30, 1999, the Company is still in the process of reviewing its computer systems to identify the systems that could affected by the "Year 2000 Issue." The "Year 2000 Issue" is the result of computer programs being written using two digits rather than four to define the applicable year. Programs with this problem may recognize a date using "00" as the year 1900 rather than the year 2000, resulting in system failures or miscalculations. Although no assurance can be given, the Company presently believes that existing software is "Year 2000" compliant and will not pose significant operational problems for the Company's computer systems. The Company has also been in contact with its major vendors and customers and believes that their computer systems are also "Year 2000" compliant, although no assurance can be given regarding this.


READ INDEPENDENT AUDITORS' REPORT.

                                                     PART III


ITEM 1.       INDEX TO AND DESCRIPTION OF EXHIBITS.



       EXHIBIT NO.      NAME AND/OR IDENTIFICATION OF EXHIBIT
       -----------      -------------------------------------


            1.           Underwriting Agreement

                                  Not Applicable

            2.           Plan of Acquisition, Reorganization, Arrangement,
                         Liquidation or Succession

                         2.1** Exchange of Stock Agreement and Plan of
                               Reorganization by and between the Company
                               (as Vascular International of Nevada, Inc.)
                               and Rose Group Delaware, dated December 15, 1997

            3.            Articles of Incorporation and Bylaws

                          3.1** Articles of Incorporation of Vascular
                                International of Nevada, Inc., filed February 13, 1996.

                          3.2** Certificate of Amendment of Articles of Incorporation
                                of Vascular International of Nevada, Inc., changing
                                name of company to The Rose Group Corporation of Nevada, filed
                                March 13, 1997.

                          3.3** Bylaws  of  The  Rose  Group  Corporation of Nevada
                                (then named Vascular International of Nevada, Inc.)

            4.            Instruments Defining the Rights of Security Holders

                                   Not Applicable

            5.            Opinion of Legality

                                   Not Applicable

            7.            Opinion on Liquidation Preference

                                   Not Applicable

            8.             Opinion on Tax Matters

                                   Not Applicable



       EXHIBIT NO.      NAME AND/OR IDENTIFICATION OF EXHIBIT
       -----------      -------------------------------------


            9.             Voting Trust Agreement and Amendments

                                   Not Applicable

          10.              Material Contracts

                           10.1** Lease Agreement for 2073 Porter Lake Drive,
                                  Sarasota Florida for period September 1, 1998
                                  to August 31, 1999

                           10.2** Employment  Agreement  by and between the
                                  Company and Sheldon R. Rose effective as of July 14, 1999

                           10.3** Licensing Agreement for "Privacy Shawl" by and
                                  between the Company and Pretty/Private, dated
                                  January 9, 1998

                           10.4** Exclusive Sales Agreement by and between the
                                  Company and LAMAZE for AMI, Inc. effective as of February 24, 1999

                           10.5** Factoring Agreement and amendments thereto, by and
                                  between the Company and Bay View Funding dated
                                  August 5, 1997 and March 22, 1999, respectively

                           10.6** Line of Credit Agreement, by and between The Rose
                                  Group Company of Delaware d/b/a in Florida as
                                  Fresh Babies, Inc. and AmSouth Bank of Florida,
                                  dated January 25, 1999.

                           10.7*  Lease Agreement for 1535 Northgate Boulevard,
                                  Sarasota, Florida for the period September 1, 1999
                                  to August 31, 2002

          11.              Statement Re Computation of Per Share Earnings

                                  See Notes to Financial Statements

          13.              Annual or Quarterly Reports

                                   Not Applicable

          14.              Material Foreign Patents

                                   Not Applicable



       EXHIBIT NO.      NAME AND/OR IDENTIFICATION OF EXHIBIT
       -----------      -------------------------------------


          15.              Letter on Unaudited Interim Financial Information

                                    Not Applicable

          16.              Letter on Change in Certifying Accountants

                                     Not Applicable

          17.              Letter on Director Resignation

                                     Not Applicable

          18.              Letter on Change in Accounting Principles

                                     Not Applicable

          19.              Reports Furnished to Security Holders

                                    Not applicable

          20.              Other Documents or Statements to Security Holders

                                    Not applicable

         21.               Subsidiaries of Small Business Issuer

         21.1**            List of Subsidiaries

         22.               Published Report Regarding Matters Submitted to
                           Vote of Security Holders

                                    Not applicable

         23.               Consent of Experts and Counsel

         23.1*             Consent of Pender Newkirk & Company, Certified
                           Public Accountants

         24.               Power of Attorney

                                      Not applicable



       EXHIBIT NO.      NAME AND/OR IDENTIFICATION OF EXHIBIT
       -----------      -------------------------------------


         25.               Statement of Eligibility of Trustee

                                    Not applicable

         26.               Invitations for Competitive Bids

                                    Not applicable

         27.*              Financial Data Schedule

         99.               Additional Exhibits

                                    Not Applicable


----------------------------
*    Filed herewith
**   Previously filed

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized.





                                      THE ROSE GROUP CORPORATION OF NEVADA




                                      By:    /s/ Sheldon R. Rose
                                         ------------------------------------
                                         SHELDON R. ROSE, President


Date:  September 21, 1999